Exhibit 4.23

Confidential Materials omitted and filed separately with the Securities and Exchange Commission. Double asterisks denote omissions.

LICENSE AND COLLABORATION AGREEMENT

by and between

SUMMIT (OXFORD) LTD

and

SAREPTA THERAPEUTICS, INC.

Dated as of October 3, 2016

TABLE OF CONTENTS

1.	DEFINITIONS	1
2.	DEVELOPMENT COLLABORATION	14
3.	REGULATORY MATTERS	22
4.	COMMERCIALIZATION OF THE LICENSED PRODUCTS	24
5.	COLLABORATION MANAGEMENT	28
6.	MANUFACTURE AND SUPPLY OF THE LICENSED PRODUCT	32
7.	LICENSES; EXCLUSIVITY	35
8.	CERTAIN FINANCIAL TERMS	40
9.	CONFIDENTIALITY AND PUBLICATION	50
10.	REPRESENTATIONS, WARRANTIES AND COVENANTS	52
11.	INDEMNIFICATION; LIMITATION OF LIABILITY; INSURANCE	56
12.	INTELLECTUAL PROPERTY OWNERSHIP, PROTECTION AND RELATED MATTERS	58
13.	TERM AND TERMINATION	65
14.	MISCELLANEOUS	73

EXHIBIT & SCHEDULES

Exhibit A	Development Plan and Budget (to be attached upon JSC approval)
Schedule 1.34	University of Oxford Option Agreement
Schedule 1.64	Option Data Package
Schedule 1.89	Summit Patent Rights
Schedule 6.2	Supply Agreement Terms
Schedule 9.2.3	Joint Press Release

LICENSE AND COLLABORATION AGREEMENT

THIS LICENSE AND COLLABORATION AGREEMENT (this “Agreement”), effective as of October 3, 2016 (the “Effective Date”), is entered into by and between Summit (Oxford) Ltd, a company organized and existing under the laws of England and Wales (“Summit”) and, Sarepta Therapeutics, Inc., a corporation organized and existing under the laws of Delaware (“Sarepta”).

RECITALS:

WHEREAS, Summit is a clinical stage biotechnology company that has domain expertise in utrophin modulation, owns or controls certain key intellectual property relating to utrophin modulator compounds and is developing proprietary therapeutic products in the Field (as defined below);

WHEREAS, Sarepta is a pharmaceutical company that has expertise and capabilities in researching, developing and marketing RNA-based technologies for DMD (as defined below) and infectious diseases;

WHEREAS, the Parties desire to collaborate to discover and develop first-in-class and best-in-class utrophin modulators for DMD and BMD (as defined below);

WHEREAS, Sarepta desires to develop and commercialize such utrophin modulators in the Sarepta Territory (as defined below); and

WHEREAS, Summit desires to develop and commercialize such utrophin modulators in the Summit Territory (as defined below).

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the Parties hereby agree as follows:

1.	DEFINITIONS

Unless specifically set forth to the contrary herein, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below:

1.1.	“Act in Concert” has the meaning ascribed thereto in the City Code.

1.2.	“Affiliate” means, with respect to a Person, any other Person which controls, is controlled by, or is under common control with the applicable Person. For purposes of this definition, “control” shall mean: (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) entitled to vote for the election of directors, or otherwise having the power to control or direct the affairs of such Person; and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest or the power to direct the management and policies of such non-corporate entities.

1.3.	“API Bulk Drug Substance” means a Collaboration Compound in bulk form manufactured for use as an active pharmaceutical ingredient.

1.4.	“Benzoxazole Collaboration Compound” means ezutromid [**].

1.5.	“Benzoxazole Licensed Product” means each product comprising or containing a Benzoxazole Collaboration Compound; [**].

1.6.	“BMD” means Becker Muscular Dystrophy.

1.7.	“Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31 of each Calendar Year; provided that (a) the first Calendar Quarter of the Term shall begin on the Effective Date and end on the December 31st thereafter and the last Calendar Quarter of the Term shall end on the last day of the Term and (b) the first Calendar Quarter of a Royalty Term for a Licensed Product in a country shall begin on the First Commercial Sale of a Licensed Product in such country and end on the first to occur of March 31, June 30, September 30 or December 31 thereafter and the last Calendar Quarter of a Royalty Term shall end on the last day of such Royalty Term in such country.

1.8.	“Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31; provided that (a) the first Calendar Year of the Term shall begin on the Effective Date and end on the first December 31 thereafter and the last Calendar Year of the Term shall end on the last day of the Term and (b) the first Calendar Year of a Royalty Term for a Licensed Product in a country shall begin on the First Commercial Sale of a Licensed Product in such country and end on the first December 31 thereafter and the last Calendar Year of the Term shall end on the last day of such Royalty Term in such country.

1.9.	“Change of Control” shall occur with respect to a Party if: (a) any Third Party acquires directly or indirectly the beneficial ownership of any voting security of such Party, or if the percentage ownership of such Third Party in the voting securities of such Party is increased through stock redemption, cancellation or other recapitalization, and immediately after such acquisition or increase such Third Party is, directly or indirectly, the beneficial owner of voting securities representing more than fifty percent (50%) of the total voting power of all of the then outstanding voting securities of such Party; (b) a merger, consolidation, recapitalization or reorganization of such Party is consummated, other than any such transaction, which would result in shareholders or equity holders of such Party immediately prior to such transaction, owning at least fifty percent (50%) of the outstanding voting securities of the surviving entity (or its parent entity) immediately following such transaction; (c) the shareholders or equity holders of such Party approve a plan of complete liquidation of such Party, or an agreement for the sale or disposition by such Party of all or substantially all of such Party’s assets, other than pursuant to the transaction described above or to an Affiliate; or (d) the sale or transfer to a Third Party of all or substantially all of such Party’s consolidated assets taken as a whole.

1.10.	“CIS” means Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

1.11.	“City Code” means the City Code on Takeovers and Mergers as promulgated from time to time by the London Panel on Takeovers and Mergers.

1.12.	“Clinical Study” means a Phase 1 Study, Phase 2 Study, Pivotal Clinical Study or Post-Approval Study, as applicable.

1.13.	“Collaboration” means the collaboration of the Parties in the Development, Manufacture and Commercialization of Collaboration Compounds and Licensed Products under this Agreement.

1.14.	“Collaboration Compound” means each Benzoxazole Collaboration Compound and each Next Generation Collaboration Compound.

1.15.	“Collaboration Know-How” means any Know-How or interest therein that is invented, developed or generated on or after the Effective Date jointly by or on behalf of (a) Sarepta or its Related Parties or Third Parties on behalf of or pursuant to contracts with Sarepta or its Related Parties, on the one hand and (b) Summit or its Related Parties or Third Parties on behalf of or pursuant to contracts with Summit or its Related Parties, on the other hand, in the Development, Manufacture or Commercialization of Collaboration Compounds or Licensed Products.

1.16.	“Collaboration Patent Rights” means any Patent Rights that Cover the Collaboration Know-How.

1.17.	“Collaboration Technology” means, collectively, Collaboration Know-How and Collaboration Patent Rights.

1.18.	“Commercialization” or “Commercialize” means any and all activities directed to marketing, promoting, distributing, importing, exporting, offering to sell or selling a product and activities directed to obtaining pricing and reimbursement approvals, as applicable.

1.19.

“Commercially Reasonable Efforts” means (a) with respect to each Party’s obligations under this Agreement that relate to a Licensed Product (including Development, Manufacture or Commercialization obligations), those efforts reasonably used by an entity in the biotechnology/pharmaceutical industry of similar resources and expertise as such Party, for such similar entity’s own products (including internally developed, acquired and in-licensed products) of similar market potential at a similar stage in development or product life, taking into account all relevant factors, including (i) issues of safety, tolerability and efficacy, (ii) product profile, (iii) difficulty in and costs of developing or manufacturing the Licensed Product, (iv) competitiveness of the Licensed Product and competitive products (but without considering competitive products Controlled by the Party to which the efforts obligation applies) in the marketplace, (v) the extent of market exclusivity, (vi) the patent or other proprietary position of the Licensed Products, (vii) Third Party intellectual property rights, (viii) the regulatory structure involved and (ix) the potential profitability of the Licensed Products; and (b) with respect to such Party’s other obligations under this Agreement, the carrying out of such obligations in a diligent, expeditious and sustained manner using efforts and resources, including reasonably necessary personnel and financial resources, that biopharmaceutical companies of comparable size and resources typically devote to similar tasks under similar circumstances.

1.20.	“Competing Product” means [**].

1.21.	“Confidential Information” means any and all confidential or proprietary information and data, including Summit Know-How, Sarepta Know-How and Collaboration Know-How and all other scientific, pre-clinical, clinical, regulatory, manufacturing, marketing, financial and commercial information or data, whether communicated in writing or orally or by any other method, that is provided by one Party to the other Party in connection with this Agreement. Summit Know-How is the Confidential Information of Summit. Sarepta Know-How is the Confidential Information of Sarepta. Collaboration Know-How and the terms of this Agreement are the Confidential Information of both Parties.

1.22.	“Control,” “Controls” or “Controlled by” means, with respect to any Know-How, Patent Rights or other intellectual property rights, the possession of (whether by ownership or license, other than pursuant to this Agreement), and the ability of a Person or its Affiliates to assign, transfer, or grant access to, or to grant a license or sublicense of, such item or right as provided for herein without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Person would be required hereunder to assign, transfer or grant another Person such access or license or sublicense. Notwithstanding the foregoing, Know-How, Patent Rights or other intellectual property rights will not be “Controlled” by a Party under this Agreement by virtue of such Know-How, Patent Rights or other intellectual property rights being owned or in-licensed by a Third Party at the time that such Third Party becomes an Affiliate of such Party after the Effective Date as a result of such Party being acquired by such Third Party (whether by merger, stock purchase or purchase of assets).

1.23.

“Cost of Goods” means, with respect to API Bulk Drug Substance, Finished Drug Product or placebo, as the case may be, Manufactured under this Agreement, the reasonable internal and external costs of a Party or any of its Related Parties incurred in Manufacturing such API Bulk Drug Substance, Finished Drug Product or placebo, including: (a) to the extent that such API Bulk Drug Substance, Finished Drug Product or placebo is Manufactured by a Party or any of its Related Parties, direct material (including shipping) and direct labor costs, plus a reasonable allocation of Manufacturing plant overhead (including start-up costs and depreciation) and a reasonable allocation of the costs of failed batches, to be further described in the Supply Agreement, but excluding corporate and administrative overhead and costs associated with excess capacity, all determined in accordance with the books and records of the applicable Party or its Related Party(ies) maintained in accordance with GAAP, consistently applied and (b) to the extent that such API Bulk Drug Substance, Finished Drug Product or placebo is Manufactured by a Third Party manufacturer, the actual fees paid by a Party or any of its Related Parties to the Third Party for the Manufacture, supply, packaging, labeling and shipping of such API Bulk Drug Substance, Finished Drug Product or placebo, and any reasonable Out-of-Pocket Costs and direct labor costs actually incurred by such Party or any of its Related Parties in managing or overseeing the Third Party relationship, all determined in accordance with the books and records of the applicable Party or its Related Party(ies) maintained in accordance with GAAP, consistently applied.

1.24.	“Cover,” “Covering” or “Covers” means, as to a Licensed Product and Patent Rights, that, in the absence of a license granted under, or ownership of, such Patent Rights, the manufacture, use, offer for sale, sale or importation of such Licensed Product would infringe such Patent Rights assuming the validity and enforceability thereof or, as to a pending claim included in such Patent Rights, the manufacture, use, offer for sale, sale or importation of such Licensed Product would infringe such Patent Rights if such pending claim were to issue in an issued patent.

1.25.	“CPI” shall mean the Consumer Price Index – Urban Wage Earners and Clerical Workers, U.S. City Average, All Items, 1982-84 = 100, published by the United States Department of Labor, Bureau of Labor Statistics (or its successor equivalent index) in the United States.

1.26.	“Development,” “Developing” or “Develop” means, with respect to a Collaboration Compound or Licensed Product, all activities relating to the discovery, evaluation, research and preclinical, non-clinical and clinical development of such Collaboration Compound or Licensed Product prior to or after receiving Regulatory Approval, and all regulatory activities in support of obtaining Regulatory Approval other than activities directed to obtaining pricing and reimbursement approvals.

1.27.	“Development Candidate” means any Next Generation Collaboration Compound that is designated by the JSC as a Development Candidate in accordance with Section 2.3.1, or included in the Collaboration, following Sarepta’s exercise of a Declined NG Candidate Option in accordance with Section 2.3.3(c).

1.28.	“Development Costs” means the Out-of-Pocket Costs and FTE Costs (or such other measure of costs as may be specified in the Development Plan) incurred by either Party or any of its Related Parties in Developing Collaboration Compounds and Licensed Products in conducting activities contemplated by the then-current Development Plan (including any such costs incurred in connection with preparing and submitting any IND to applicable Regulatory Authorities), in accordance with this Agreement and determined from the books and records of such Party and its Affiliates maintained in accordance with GAAP; provided that such activities and costs are consistent with the then-current Development Plan and budget contained therein. Development Costs exclude all Third Party License Payments and all payments due under Summit’s existing grant agreements with the Muscular Dystrophy Association, Inc. and the Duchenne Partner’s Fund. Notwithstanding the foregoing, Development Costs will not include any costs incurred in connection with regulatory activities in support of obtaining any Regulatory Approval for any Collaboration Compound or Licensed Product, including the cost of preparing and submitting any NDA with respect to a Collaboration Compound or Licensed Product or interacting with Regulatory Authorities, which costs shall be borne by the Parties as set forth in Section 3.3.

1.29.	“Development Plan” means the written work plan, timetable and budget for the Parties’ Licensed Product Development efforts, as approved by the JSC and amended from time to time in accordance with this Agreement.

1.30.	“DMD” means Duchenne Muscular Dystrophy.

1.31.	“EMA” means the European Medicines Agency and any successor governmental authority having substantially the same function.

1.32.	“EU” means the European Union, as its membership may be altered from time to time, and any successor thereto; provided, however, that, for purposes of this Agreement, the United Kingdom shall be considered a part of the EU irrespective of its membership status.

1.33.	“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

1.34.	“Existing Summit In-Licenses” means the agreement set forth on Schedule 1.34.

1.35.	“FDA” means the United States Food and Drug Administration and any successor governmental authority having substantially the same function.

1.36.	“FDCA” means the United States Federal Food, Drug, and Cosmetic Act of 1938, as amended from time to time, and the regulations and guidelines promulgated thereunder.

1.37.	“Field” means all therapeutic and commercial applications of utrophin modulators in humans for any indication, particularly (but without limitation) for therapy of the dystrophinopathies DMD and BMD.

1.38.	“Finished Drug Product” means the finished product formulation of a Licensed Product, containing API Bulk Drug Substance, filled into unit packages for final labeling and packaging, and as finally labeled and packaged in a form ready for administration.

1.39.	“First Commercial Sale” means, with respect to a Licensed Product in a country, the first sale for end use or consumption of such Licensed Product in such country after all Regulatory Approvals legally required for such sale have been granted by the Regulatory Authority of such country.

1.40.	“FTE” means [**] hours per year of work devoted to or in support of the Development or Manufacture of a Licensed Product that is carried out by one or more qualified scientific, technical or operational management employees of a Party or its Affiliates.

1.41.	“FTE Cost” means, for any period, the FTE Rate multiplied by the number of FTEs in such period.

1.42.	“FTE Rate” means [**] per year per FTE, increased annually beginning on January 1, 2017 and thereafter on January 1 of each succeeding year by the percentage increase in the CPI as of December 31 of the then most recently ended calendar year over the level of the CPI on December 31, 2015.

1.43.	“GAAP” means United States Generally Accepted Accounting Principles (GAAP), or International Financial Reporting Standards (IFRS) if required in lieu of GAAP for a public company filing financial reports with the U.S. Securities and Exchange Commission, in each case, as then current at the relevant time and as consistently applied by the applicable Party and its Affiliates.

1.44.	“Generic Competition” means, with respect to a Licensed Product in any country in the Sarepta Territory in a given Calendar Quarter, that, during such Calendar Quarter, (a) one or more Generic Products are commercially available in such country and (b) such Generic Products achieve [**] or more of the unit-based aggregate market share in such country of the Licensed Product and such Generic Product during such Calendar Quarter as determined by IMS Health data (or data from an alternative data source that the Parties mutually agree to use).

1.45.	“Generic Product” for a given country means a pharmaceutical product that (a) is sold by a Person that is not a Related Party of Sarepta and that has not been granted authorization by Sarepta or any of its Related Parties to make such sales, (b) contains the same active ingredient(s) as are contained in a Licensed Product and (c) is approved by the Regulatory Authority pursuant to an abbreviated approval process that relies, in whole or in part, on such Regulatory Authority’s previous grant of marketing authorization for a Licensed Product, or on the safety or efficacy data submitted in support of such marketing authorization.

1.46.	“Governmental Authority” means any applicable government authority, court, tribunal, arbitrator, agency, department, legislative body, commission or other instrumentality of (a) any government of any country or territory, (b) any nation, state, province, county, city or other political subdivision thereof or (c) any arbitral or supranational body.

1.47.	“ICH” means International Conference on Harmonization.

1.48.	“IMPD” means an Investigational Medicinal Product Dossier.

1.49.	“IND” means an Investigational New Drug application, Clinical Trial Application or similar application or submission for approval to conduct human clinical investigations filed with or submitted to a Regulatory Authority in conformance with the requirements of such Regulatory Authority.

1.50.	“Indication” means any human disease, condition or syndrome, or sign or symptom of, or associated with, a human disease or condition.

1.51.	“Initiation” means, with respect to a Licensed Product and a Clinical Study, the first receipt by the first human subject in such Clinical Study of his or her first dosing with such Licensed Product in such Clinical Study.

1.52.	“In-Licenses” means, collectively, the Summit In-Licenses and the Sarepta In-Licenses.

1.53.	“Joint Steering Committee” or “JSC” means the joint steering committee as more fully described in Section 5.1.

1.54.	“Know-How” means all chemical or biological materials and other tangible materials, inventions, improvements, practices, discoveries, developments, data, information, technology, methods, protocols, formulas, knowledge, know-how, trade secrets, processes, assays, skills, experience, techniques and results of experimentation and testing, including pharmacological, toxicological and pre-clinical and clinical data and analytical and quality control data; provided, however, excluding in any event any Patent Rights.

1.55.	“Laws” means all applicable laws, statutes, rules, regulations, orders, judgments, injunctions, ordinances or other pronouncements having the binding effect of law of any Governmental Authority.

1.56.	“Licensed Product” means (a) each Benzoxazole Licensed Product and (b) each Next Generation Product.

1.57.	“Major European Country” means [**].

1.58.	“Major Option Country” means [**].

1.59.	“Manufacturing” or “Manufacture” means, as applicable, all activities associated with the production, manufacture, process of formulating, processing, filling, finishing, packaging, labeling, shipping, importing and storage of Licensed Products (including API Bulk Drug Substance, Finished Drug Product and placebo), including process development, process validation, stability testing, manufacturing scale-up, pre-clinical, clinical and commercial manufacture and analytical development, product characterization, quality assurance and quality control development, testing and release.

1.60.	“NDA” means a New Drug Application, Marketing Authorization Application or similar application or submission filed with a Regulatory Authority in a country or group of countries to obtain marketing approval for a biological, pharmaceutical or other therapeutic or prophylactic product in that country or in that group of countries.

1.61.	“Net Sales” means the aggregate gross invoiced sales prices from sales of all units of Licensed Products sold by Sarepta and its Related Parties to independent Third Parties after deducting, if not previously deducted, from the amount invoiced:

(a)	[**];

(b)	[**];

(c)	[**];

(d)	[**];

(e)	[**]; and

(f)	[**].

Such amounts shall be determined from the books and records of Sarepta or its Related Parties, maintained in accordance with GAAP.

In the case of any sale or other disposal for value, such as barter or counter-trade, of a Licensed Product, or part thereof, other than in an arm’s length transaction exclusively for cash, Net Sales shall be calculated as above on the value of the non-cash consideration received or, if higher, the fair market price of the Licensed Product in the country of sale or disposal, as determined in accordance with GAAP.

Notwithstanding the foregoing, the following will not be included in Net Sales: [**].

In the event that a Licensed Product is sold in the form of a combination product containing one or more active pharmaceutical ingredients in addition to such Licensed Product, Net Sales of such combination product shall be adjusted by [**].

1.62.	“Next Generation Collaboration Compound” means any small molecule utrophin modulator other than a Benzoxazole Collaboration Compound that is identified or developed (a) prior to or on the Effective Date by Summit or any of its Affiliates or (b) at any time in the conduct of the Collaboration by or on behalf of either Party or any of its Affiliates or any of its or their Sublicensees (for Sarepta) or licensees (for Summit). Each “Next Generation Collaboration Compound” includes [**].

1.63.	“Next Generation Product” means each product comprising or containing a Next Generation Collaboration Compound; provided, however, products that contain different dosages and formulations of a product, but utilize the same specific Next Generation Collaboration Compound, shall not be considered distinct Next Generation Products.

1.64.	“Option Data Package” means, with respect to a Declined NG Development Candidate, the information and materials set forth on Schedule 1.64.

1.65.	“Option Territory” means [**].

1.66.	“Out-of-Pocket Costs” means, with respect to certain activities hereunder, direct expenses paid or payable by either Party or its Affiliates to Third Parties and specifically identifiable and incurred to conduct such activities for a Collaboration Compound or Licensed Product, including payments to contract personnel.

1.67.	“Party” means Sarepta or Summit.

1.68.

“Patent Rights” means (a) all issued patents (including extensions, restorations by existing or future extension or registration mechanism, including patent term adjustments, patent term extension, supplemental protection certificates or the equivalent thereof, substitutions, confirmations, re-registrations, re-examinations, and patents of addition), (b) patent applications (including all provisional applications, substitutions, requests for continuation, continuations, continuations-in-part, divisionals and renewals), (c) inventor’s certificates and (d) and all equivalents of the foregoing in any country of the world.

1.69.	“Person” shall mean any natural person, corporation, unincorporated organization, partnership, association, sole proprietorship joint stock company, joint venture, limited liability company, trust or government, or any agency or political subdivision of any government, or any other similar entity.

1.70.	“Phase 1 Study” means a study in humans which provides for the introduction into humans of a product, conducted in healthy volunteers or patients, to obtain initial information on product safety, tolerability, pharmacological activity or pharmacokinetics, as more fully defined in 21 C.F.R. § 312.21(a) (or the equivalent thereof outside the United States).

1.71.	“Phase 2 Study” means a study in humans of the safety, dose ranging or efficacy of a product, as further defined in 21 C.F.R. § 312.21(b) (or the equivalent thereof outside the United States).

1.72.	“Pivotal Clinical Study” means any human clinical study of a product that, if pre-specified primary endpoints are met, would demonstrate the safety and efficacy of such product as required to support the Regulatory Approval of such product in an applicable country or territory.

1.73.	“Post-Approval Study” means a non-human or human clinical study of a product initiated after receipt of Regulatory Approval for such product in a country or territory.

1.74.	“Product Trademark(s)” means the Trademarks for use in connection with the distribution, marketing, promotion and sale of the Licensed Product(s). Product Trademarks specifically excludes the corporate names and logos of the Parties and their Affiliates. Product Trademarks include both the Summit Trademarks and the Sarepta Trademarks.

1.75.	“Regulatory Approval” means any and all approvals, licenses, registrations or authorizations of any Regulatory Authority that are necessary for the marketing and sale of a product in a country or group of countries (including all pricing and reimbursement approvals, if required for sale of a product in such country or group of countries).

1.76.	“Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the Development, Manufacturing or Commercialization of Licensed Products, including the FDA and the EMA.

1.77.	“Regulatory Exclusivity” means, with respect to a Licensed Product in a country, any exclusive marketing right, data protection or other exclusive right, other than a Patent Right, conferred by any Regulatory Authority with respect to such Licensed Product in such country, including new drug exclusivity, new indication or use exclusivity, pediatric exclusivity or orphan drug exclusivity.

1.78.	“Related Party” means a Party’s Affiliates, permitted Sublicensees and, with respect to Summit in the Summit Territory, licensees, but, with respect to Sarepta, excluding Third Party Distributors.

1.79.	“Royalty Term” means, on a Licensed Product-by-Licensed Product and country-by-country basis, the period commencing with the First Commercial Sale of such Licensed Product in such country and continuing until [**].

1.80.	“Sarepta In-License” means any agreement entered into between Sarepta or its Affiliates and one or more Third Parties pursuant to which Sarepta or such Affiliate Controls Patent Rights or Know-How that are reasonably necessary or useful for Summit to Develop, Manufacture or Commercialize Collaboration Compounds or Licensed Products in the Field in the Summit Territory.

1.81.	“Sarepta Know-How” means Know-How, other than Collaboration Know-How, that is Controlled by Sarepta or its Affiliates during the Term and is reasonably necessary or useful for Summit to Develop, Commercialize or Manufacture Collaboration Compounds or Licensed Products in the Field in the Summit Territory.

1.82.	“Sarepta Patent Rights” means those Patent Rights, other than Collaboration Patent Rights, that are Controlled by Sarepta or its Affiliates during the Term and are reasonably necessary or useful to Develop, Commercialize or Manufacture Collaboration Compounds or Licensed Products in the Field in the Summit Territory.

1.83.	“Sarepta Technology” means, collectively, Sarepta Know-How, Sarepta Patent Rights and Sarepta’s interest in the Collaboration Technology.

1.84.	“Sarepta Territory” means (a) the EU, the CIS, Switzerland, Norway, Iceland and Turkey and (b) if Sarepta exercises the Territory Expansion Option pursuant to Section 4.2, the Option Territory.

1.85.	“Serious Adverse Event” means any adverse event that (a) results in death, (b) is life threatening, (c) requires inpatient hospitalization or prolongation of existing hospitalization, (d) results in persistent or significant disability or incapacity, (e) is a congenital anomaly or birth defect or (f) based upon appropriate medical judgment is considered an important medical event that may jeopardize the patient or subject and may require medical or surgical intervention to prevent one or more outcomes listed in this definition.

1.86.	“Sublicensee” means a Third Party to whom a Party grants a sublicense under any Summit Technology or Sarepta Technology, as the case may be, to Develop, Manufacture or Commercialize a Licensed Product in the Field pursuant to Section 7.1.2 or Section 7.2.2 (as applicable).

1.87.	“Summit In-License” means (a) each Existing Summit In-License and (b) any agreement entered into on or following the Effective Date between Summit or its Affiliates and one or more Third Parties pursuant to which Summit or such Affiliate Controls Patent Rights or Know-How that are reasonably necessary or useful for Sarepta to Develop, Manufacture or Commercialize Collaboration Compounds or Licensed Products in the Field in the Sarepta Territory.

1.88.	“Summit Know-How” means Know-How, other than Collaboration Know-How, that is Controlled by Summit or its Affiliates during the Term that is reasonably necessary or useful for Sarepta to Develop, Manufacture or Commercialize Collaboration Compounds or Licensed Products in the Field in the Sarepta Territory.

1.89.	“Summit Patent Rights” means those Patent Rights, other than Collaboration Patent Rights, that are Controlled by Summit or its Affiliates during the Term that are reasonably necessary or useful to Develop, Manufacture or Commercialize Collaboration Compounds or Licensed Products in the Field in the Sarepta Territory, including the Patent Rights identified on Schedule 1.89.

1.90.	“Summit Technology” means, collectively, Summit Know-How, Summit Patent Rights and Summit’s interest in the Collaboration Technology.

1.91.	“Summit Territory” means all countries and territories of the world other than the Sarepta Territory.

1.92.	“Territory” means (a) with respect to Summit, the Summit Territory and (b) with respect to Sarepta, the Sarepta Territory.

1.93.	“Third Party” means an entity other than a Party and its Affiliates.

1.94.	“Third Party Distributor” means any Third Party appointed by Sarepta or any of its Related Parties to distribute, market and sell any Licensed Product, with or without packaging rights, in one or more countries in the Sarepta Territory, in circumstances where such Third Party purchases its requirements of Licensed Product from Sarepta or its Related Parties for resale but does not (a) make any royalty or profit share payment to Sarepta or its Related Parties with respect to its resale of such Licensed Product or (b) assume primary responsibility for advertising, promotion and sales force activities for such Licensed Product in such countries.

1.95.	“Third Party License Payment” means royalties, upfront fees, milestones or other amounts payable under an In-License, excluding sponsored research funding payments made to Third Parties for Development activities included in the Development Plan.

1.96.	“Trademark” means any trademark, trade name, service mark, service name, brand, domain name, trade dress, logo, slogan or other indicia of origin or ownership, including the goodwill and activities associated with each of the foregoing.

1.97.	“United States” or “U.S.” means the United States of America and its territories, possessions and commonwealths.

1.98.	“University of Oxford Option Agreement” means the agreement dated November 22, 2013 entered into by and between Summit Corporation PLC, the Chancellor, Masters and Scholars of the University of Oxford (“Oxford”) and Isis Innovation Limited (“Isis”), as amended by the Variation Agreement dated November 16, 2015.

1.99.	“Valid Claim” means a claim of: (a) an issued and unexpired patent, which claim has not lapsed or been dedicated to the public, withdrawn, cancelled, abandoned, disclaimed, revoked or held unpatentable, unenforceable or invalid by an unappealable decision of a court or other governmental agency of competent jurisdiction, or has not been appealed within the time allowed for appeal, or by an appealed decision of a court or other governmental agency of competent jurisdiction where the appeal has been pending for more than two (2) years (unless and until such decision is subsequently overturned on appeal) and which has not been abandoned, disclaimed, denied or admitted to be invalid or unenforceable through reissue, re-examination or disclaimer or otherwise or (b) a patent application that has been pending less than [**] from the date of filing of the earliest patent application from which such patent application claims priority, which claim has not been cancelled, withdrawn or abandoned or finally rejected by an administrative agency action from which no appeal can be taken.

1.100.	Additional Definitions. Each of the following definitions is set forth in the section of this Agreement indicated below:

DEFINITION:	SECTION:
Acquiring Party	7.7.1
Additional Study	2.2.3(c)
Agreement	Preamble
Back-Up Source	6.4
Bankrupt Party	7.4
Bankruptcy Code	7.4
Bulk Drug Product	Schedule 6.2
cGMP	6.1
CEO	14.1
Clinical Supply Agreement	6.2
Collaboration Manager	5.2
Commercial Supply Agreement	6.2
Competitive Infringement	12.3.1
Contracting Party	5.5
Declined NG Candidate Option	2.3.3(a)
Declined NG Candidate Development Costs	2.3.3(d)(ii)
Declined NG Development Candidate	2.3.1
Defense Action	12.3.1
Development Buy-In	2.2.3(d)
Effective Date	Preamble
Global Branding Strategy	4.4.1
Indemnitee	11.4
Isis	1.98
Losses	11.1

DEFINITION:	SECTION:
Manufacturing Arbitration Draft	6.3.1
Neutral Expert	6.3.2
Non-Bankrupt Party	7.4
Non-Proposing Party	2.2.3(c)
Opt-In Study	2.3.3(b)
Option Commencement Notice	2.3.3(b)
Option Exercise Notice	2.3.3(c)
Option Period	2.3.3(c)
Oxford	1.98
Pharmacovigilance Agreement	3.4
Post-Development Buy-In	2.2.3(e)
Promotional Materials	4.4.2
Proposing Party	2.2.3(c)
Safety Termination	13.2.3
Sarepta	Preamble
Sarepta Indemnitees	11.2
Sarepta Territory Commercialization Plan	4.3.1
Sarepta Trademarks	12.8.2
Second Source	6.4
SPC	12.3.4
Standstill Parties	14.1
Standstill Period	14.1
Summit	Preamble
Summit Indemnitees	11.1
Summit Trademarks	12.8.2
Supply Agreement	6.2
Technology Transfer	6.5
Territory Expansion Option	4.2
Territory Expansion Option Exercise Date	4.2
Territory Expansion Option Fee	4.2
Term	13.1
Terminated Countries	13.3.2
Terminated Licensed Product	13.3.1
Third Party Collaboration Agreement	5.5
Third Party Partner	5.5

2.	DEVELOPMENT COLLABORATION

2.1.	Overview. Prior to the Effective Date, Summit has been engaged in the Development of Licensed Products. Under this Agreement, the Parties will collaborate in the further Development of Licensed Products in accordance with the Development Plan.

2.2.	Development Plan; Amendments; Development Costs.

2.2.1.	Development Plan. The Development of Collaboration Compounds and Licensed Products shall be governed by the Development Plan, and the Parties may not Develop any Collaboration Compound or Licensed Product other than in accordance with the Development Plan or as set forth in Section 2.2.3(c) or Section 2.3. Each Party shall use Commercially Reasonable Efforts to conduct all their Development activities relating to Licensed Products in accordance with the Development Plan. Summit shall prepare the initial draft of the initial Development Plan for review and approval by the JSC. The JSC shall be responsible for approving the initial Development Plan. Unless otherwise approved by the JSC, the Development Plan shall include in reasonable detail (a) all Development activities reasonably anticipated to be undertaken by each Party, (b) the endpoints for all Clinical Studies contemplated by such plan, (c) which Clinical Study is intended to be a Pivotal Clinical Study, (d) all regulatory activities and interactions anticipated to be conducted by each Party in support of Regulatory Approval of each Licensed Product, including all planned regulatory filings to be submitted in connection with such approvals, (e) a good faith non-binding estimate of the dates on which the Parties expect to achieve each milestone event set forth in TABLE 8.2.1, and, if applicable, TABLE 8.2.2 and TABLE 8.2.3 and (f) a budget for all Development Costs. The JSC shall approve the initial Development Plan within ninety (90) days after the Effective Date in accordance with Section 5.3.1(a), and once the JSC approves such initial Development Plan, it will be attached to this Agreement as Exhibit A.

2.2.2.	Amendments. Following the JSC’s approval of the initial Development Plan, it shall review the Development Plan not less frequently than annually and shall develop detailed and specific Development Plan updates, each of which shall update and include annual Development budgets for the following Calendar Year until the completion of Licensed Product Development activities. The Parties may also develop and submit to the JSC from time to time other proposed substantive amendments to the Development Plan. In addition, upon approval of any Additional Study by the JSC pursuant to Section 5.3.1(d) and the Non-Proposing Party’s agreement to co-fund such study, the JSC will amend the Development Plan to include such Additional Study. Further, upon designation of such Next Generation Collaboration Compound as a Development Candidate pursuant to Section 5.3.1(i), the Parties will develop and submit to the JSC an amendment to the Development Plan that includes the proposed Development activities with respect to such Next Generation Collaboration Compound. The JSC shall review such proposed amendments and may approve such proposed amendments or any other proposed amendments that the JSC may consider from time to time in its discretion and, upon such approval by the JSC, the Development Plan shall be amended accordingly. Amendments and updates to the Development Plan, including any budgets contained in the Development Plan, shall not be effective without the approval of the JSC.

2.2.3.	Development Costs.

(a)	Responsibility for Costs.

(i)	During the period beginning on the Effective Date and ending on December 31, 2017, subject to Section 2.2.3(a)(iii), Summit shall be solely responsible for all Development Costs; provided, however, that, if Sarepta incurs Development Costs in excess of one hundred ten percent (110%) of the Development Costs budgeted for activities assigned to Sarepta in the budget of the then-current version of the Development Plan, then Sarepta shall be solely responsible for such excess costs unless Summit agrees in writing to assume them.

(ii)	Beginning on January 1, 2018, subject to Section 2.2.3(a)(iii) and Section 2.2.3(c), Summit shall pay fifty-five percent (55%) and Sarepta shall pay forty-five percent (45%) of all Development Costs that are within one hundred ten percent (110%) of the Development Costs budgeted for activities included in the budget of the then-current version of the Development Plan. Any Development Costs in excess of one hundred ten percent (110%) of such budgeted Development Costs shall be borne solely by the Party incurring such costs unless such Party has received the other Party’s written approval to share such excess costs.

(iii)	If Sarepta exercises the Territory Expansion Option pursuant to Section 4.2, then, from and after the Territory Expansion Option Exercise Date, Sarepta shall be solely responsible for all Development Costs specifically related to the Option Territory; provided, however, that, if Summit incurs Development Costs specifically related to the Option Territory in excess of one hundred ten percent (110%) of the Development Costs budgeted for activities assigned to Summit in the budget of the then-current version of the Development Plan, then Summit shall be solely responsible for such excess costs unless Sarepta agrees in writing to assume them.

(iv)	In each case contemplated by Sections 2.2.3(a)(i) – 2.2.3(a)(iii), Development Costs shall initially be borne by the Party incurring the cost or expense, subject to reimbursement as provided in Section 2.2.3(b). Each Party shall calculate and maintain records of Development Costs incurred by it in accordance with procedures to be established by the JSC pursuant to Section 5.3.1(e).

(b)

Development Cost Reports. Within fifteen (15) business days following the beginning of the last month of each Calendar Quarter, each Party shall prepare and deliver to the JSC a quarterly report detailing its and its Affiliates’ Development Costs (i) incurred during the first two (2) months of such Calendar Quarter, (ii) estimated to be incurred during the last month of such Calendar Quarter and (iii) actually incurred in the last month of the immediately preceding Calendar Quarter, in each case, ((i)-(iii)), that are required to be shared pursuant to this Section 2.2.3. Each Party shall submit any supporting information or clarifications reasonably requested by the other Party related to such Development Costs included in such Party’s report within ten (10) business days after the other Party’s receipt of such request. The Parties, with the assistance of the JSC, shall conduct a reconciliation of Development Costs for the subject Calendar Quarter within ten (10) business days after receipt of all such supporting information, and an invoice shall be issued to the Party (if any) that has not paid for its full share of the Development Costs for such Calendar Quarter. Such reconciliation shall balance the actual amount of Development Costs incurred during the last month of the immediately preceding Calendar Quarter (to correct for any differences between the estimates and actual amount of such costs) together with the amounts incurred during the first two (2) months of such Calendar Quarter and those estimated to be incurred during the last month of such Calendar Quarter. The paying Party shall pay all amounts payable under any such invoice within forty-five (45) days after its receipt of such invoice.

(c)	Additional Studies. If, during the Term, a Party (the “Proposing Party”) wishes to (i) conduct a Clinical Study or non-clinical study of a Licensed Product that is not (x) contemplated by the initial Development Plan or (y) included in any subsequent version of the Development Plan approved by the JSC or (ii) repeat any Clinical Study or non-clinical study previously conducted under the Development Plan that failed to meet its primary endpoints (each such study in clauses (i) and (ii), an “Additional Study”), then (A) the Proposing Party shall first provide the proposed trial design and protocol for such Additional Study to the other Party (the “Non-Proposing Party”) for review and comment and shall incorporate reasonable comments from the Non-Proposing Party into such Additional Study design and protocol and (B) following such review by the Non-Proposing Party, provide the final proposed design and projected costs of such Additional Study to the JSC for review and approval pursuant to Section 5.3.1(d). The JSC shall approve such Additional Study unless it determines that such Additional Study would be likely to have a material adverse effect on the Development or Commercialization of Licensed Products in the Non-Proposing Party’s Territory. After the JSC’s review of the Additional Study, the following shall apply:

(i)

JSC Approval of Additional Studies. Co-Funding. If the JSC approves the Additional Study pursuant to Section 5.3.1(d) and the Non-Proposing Party agrees to co-fund such Additional Study, then the Parties shall amend the Development Plan to include such Additional Study in accordance with Section 2.2.2, and the costs of such Additional Study shall be included in the Development Cost shared by the Parties in accordance with Section 2.2.3.

(ii)	JSC Approval of Additional Studies. No Co-Funding. If the JSC approves the Additional Study pursuant to Section 5.3.1(d), but the Non-Proposing Party does not wish to include costs incurred with respect to such proposed Additional Study within the shared Development Cost, then the Proposing Party may proceed with such Additional Study and shall be solely responsible for the conduct and costs of such study. In such case, the Non-Proposing Party would have no rights to use any resulting data in any filings with any Regulatory Authority in the Non-Proposing Party’s Territory and would not be granted a right of reference under Section 3.2 with respect to any resulting data, except, in each case, with respect to safety information required to be filed with the applicable Regulatory Authorities, unless and until a Development Buy-In occurs as set forth in Section 2.2.3(d) or a Post-Development Buy-In occurs as set forth in Section 2.2.3(e).

(iii)	Additional Studies Not Approved. If the JSC does not approve the Additional Study pursuant to Section 5.3.1(d), then the Proposing Party shall not proceed with such Additional Study.

(d)	Development Buy-In. At any time prior to the completion of an Additional Study that the Non-Proposing Party declined previously to co-fund, the Non-Proposing Party will have the right to elect by written notice to the Proposing Party to include in the shared Development Costs the costs of such Additional Study (the “Development Buy-In”). In such case, (i) the Parties shall share any Development Costs from the day of such notice onward incurred by the Proposing Party to conduct such Additional Study after the Development Buy-In in accordance with Section 2.2.3 and (ii) the Non-Proposing Party shall reimburse the Proposing Party an amount equal to [**] of the costs incurred by the Proposing Party in conducting such Additional Study prior to the day of such notice. Upon any such Development Buy-In, the Parties shall have the rights with respect to such Clinical Studies or studies and the data arising therefrom as set forth in Sections 2.5.3 and 3.2. If the Non-Proposing Party elects a Development Buy-In, then it shall pay to the Proposing Party the amount set forth in the foregoing clause (ii) within forty-five (45) days after the Non-Proposing Party notifies the Proposing Party in writing that the Non-Proposing Party is exercising its right to effect the Development Buy-In pursuant to this Section 2.2.3(d).

(e)	Post-Development Buy-In. If the Non-Proposing Party wishes to exercise a buy-in with respect to an Additional Study after the completion of such Additional Study (a “Post-Development Buy-In”), then the Non-Proposing Party shall notify the Proposing Party thereof in writing and pay to the Proposing Party for such Additional Study a lump sum payment equal to [**] of the costs that the Proposing Party incurred in conducting such Additional Study. Upon any such Post-Development Buy-In, the Parties shall have the rights with respect to such Clinical Studies or studies and the data arising therefrom as set forth in Sections 2.5.3 and 3.2. If the Non-Proposing Party elects a Post-Development Buy-In, then it shall pay to the Proposing Party the amount set forth in this Section 2.2.3(e) within forty-five (45) days after the Non-Proposing Party notifies the Proposing Party in writing that the Non-Proposing Party is exercising its right to effect the Post-Development Buy-In pursuant to this Section 2.2.3(e).

2.3.	Next Generation Products.

2.3.1.	Next Generation Products. Except as specifically permitted in this Section 2.3.1, neither Summit nor any of its Affiliates shall, itself or with or through any Third Party, engage in any IND-enabling toxicology studies or clinical Development or Commercialization of any Next Generation Collaboration Compound that has not been designated by the JSC as a Development Candidate, or any Next Generation Product containing or comprising a Next Generation Collaboration Compound that is not a Development Candidate. If, during the Term, Summit wishes to conduct any IND-enabling toxicology studies or clinical Development with respect to a Next Generation Collaboration Compound, then Summit will propose such Next Generation Collaboration Compound and the Development activities that it wishes to conduct for such compound to the JSC, and the JSC shall determine whether or not to designate such Next Generation Collaboration Compound as a Development Candidate. If the JSC determines to designate such Next Generation Collaboration Compound as a Development Candidate, then (a) thereafter Sarepta will pay the applicable milestone payment set forth TABLE 8.2.2 as the milestones therein are achieved and (b) the Parties shall amend the Development Plan to include such applicable Development activities for such Next Generation Collaboration Compound in accordance with Section 2.2.2. If the JSC does not designate such Next Generation Collaboration Compound as a Development Candidate (a “Declined NG Development Candidate”), then such Declined NG Development Candidate shall no longer be considered a Next Generation Collaboration Compound under this Agreement, and, subject to Section 2.3.2 and Section 2.3.3, Summit and any of its Affiliates shall have the right to engage in further Development, Manufacturing or Commercialization activities with respect to such Declined NG Development Candidate, or any product containing such Declined NG Development Candidate (including through Third Parties), in each case solely for the Summit Territory.

2.3.2.	Declined NG Development Candidate Clinical Limit. Summit shall not, directly or through an Affiliate or Third Party, concurrently perform Clinical Studies on more than [**].

2.3.3.	Sarepta Option Grant for Declined NG Development Candidates.

(a)	Option Grant. Subject to the terms and conditions of this Agreement, with respect to each Declined NG Development Candidate, Summit hereby grants to Sarepta an exclusive option to include such Declined NG Development Candidate as a Collaboration Compound under this Agreement (each, a “Declined NG Candidate Option”).

(b)	Option Data Package. For each Declined NG Development Candidate, following completion of the first Clinical Study that includes the measurement of a biomarker or other attribute that would show activity of such Declined NG Development Candidate (the “Opt-In Study”), Summit shall provide written notice to Sarepta that includes (i) identification of the applicable Declined NG Development Candidate to which the applicable Declined NG Candidate Option applies, (ii) the Option Data Package for such Declined NG Development Candidate and (iii) an estimate of the Declined NG Candidate Development Costs incurred to date (an “Option Commencement Notice”).

(c)	Option Exercise. To exercise a Declined NG Candidate Option, Sarepta must give written notice of exercise of such Declined NG Candidate Option to Summit (an “Option Exercise Notice”) during the period commencing on the date of Sarepta’s receipt of the Option Commencement Notice containing the complete Option Data Package for the applicable Opt-In Study and ending [**] thereafter (each, an “Option Period”).

(d)	Effects of Option Exercise.

(i)	Inclusion as a Development Candidate. If Sarepta provides written notice to Summit exercising the Declined NG Candidate Option for a Declined NG Development Candidate in accordance with Section 2.3.3(c), then such Declined NG Development Candidate shall become a Development Candidate for purposes of this Agreement (and shall no longer be considered a Declined NG Development Candidate).

(ii)

Cost Reimbursement. Following Sarepta’s exercise of a Declined NG Candidate Option with respect to a Declined NG Development Candidate, Summit shall provide written notice to Sarepta setting forth (A) Summit’s Development Costs (for purposes of which definition such Declined NG Development Candidate shall be considered a Collaboration Compound)

incurred prior to the date of Sarepta’s exercise of such Declined NG Candidate Option (the “Declined NG Candidate Development Costs”) and (B) wire transfer instructions for payment of the amounts due to Summit under this Section 2.3.3(d)(ii). Within forty-five (45) days of Sarepta’s receipt of such written notice, Sarepta shall pay to Summit an amount equal to [**], in each case, pursuant to the wire transfer instructions provided by Summit in the applicable notice. [**].

(e)	Failure to Exercise a Declined NG Candidate Option. If Sarepta either fails to give the Option Exercise Notice with respect to a Declined NG Development Candidate on or before the expiration or termination of the Option Period for such Declined NG Development Candidate or notifies Summit in writing prior to the expiration of such Option Period that Sarepta does not intend to exercise the Declined NG Candidate Option for such Declined NG Development Candidate, then the Declined NG Candidate Option with respect to such Declined NG Development Candidate will terminate, and Sarepta will have no rights to Develop, Manufacture or Commercialize such Declined NG Development Candidate and Summit will have the right to Develop, Manufacture and Commercialize such Declined NG Development Candidate in the Summit Territory and to grant licenses to Third Parties to do the same.

2.4.	Diligence. Each of the Parties shall use Commercially Reasonable Efforts to execute and to perform, or cause to be performed, the activities assigned to it in the Development Plan and to cooperate with the other Party in carrying out the Development Plan, in each case, in a good scientific manner and in compliance with applicable Law.

2.5.	Records; Reports; Information Sharing.

2.5.1.	Development Activities. Each Party will periodically provide to the JSC, but in no event less than once each Calendar Quarter, or more frequently as reasonably requested by the other Party, an update regarding Development activities conducted by or on behalf of such Party.

2.5.2.	Scientific Records. Each Party will maintain scientific records in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, which records will fully and properly reflect all work done and results achieved with respect to Licensed Products by such Party.

2.5.3.

Information Exchange and Development Assistance. Subject to Section 2.2.3(c) and applicable Laws, during the Term, upon the reasonable request of the other Party, each Party shall provide to the other Party, without additional compensation and in a commercially reasonable format, Know-How Controlled by such Party or its Related Parties that is licensed to the other Party under this Agreement (i.e., Know-How included in Sarepta Technology for Sarepta and Know-How included in Summit Technology for Summit), including copies of (a) all scientific information and data related to the Licensed Products (including all data made, collected or otherwise generated in the conduct of any pre-clinical studies, Clinical Studies or early access/named patient programs for the Licensed Products, as well as CMC information) and (b) protocols and investigator brochures, in each case, that are reasonably necessary for the other Party (or its Related Parties) to perform its obligations or exploit its rights under this Agreement with respect to Licensed Products.

2.5.4.	Personnel. Each Party may request, through the JSC or the other Party’s Collaboration Manager, if the JSC appoints Collaboration Managers, that the other Party reasonably make available for consultation regarding the Development of Licensed Products certain of its employees engaged in Development activities with respect to Licensed Products. The JSC or the Collaboration Managers will reasonably coordinate, upon reasonable notice during normal business hours and at their respective places of employment, consultation between the Parties on the progress of Development of Licensed Products under the Development Plan.

2.5.5.	Confidentiality. All information exchanged by the Parties under this Section 2.5 will be Confidential Information of the disclosing Party and will be maintained in accordance with Section 9.

2.6.	Third Parties. The Parties shall be entitled to utilize the services of Third Party contract research and contract manufacturing organizations to perform their respective Development and Commercialization activities under this Agreement; provided that (a) each Party shall require that such Third Party operates in a manner consistent with the terms of this Agreement, (b) each Party shall remain at all times fully liable for its respective responsibilities and (c) each Party shall require that any such Third Party be bound by confidentiality and non-use provisions that are no less stringent than the provisions of Section 9.

3.	REGULATORY MATTERS.

3.1.

Regulatory Filings and Interactions. Each Party shall use Commercially Reasonable Efforts to conduct all regulatory activities relating to Licensed Products in accordance with the then-current Development Plan. Except as otherwise provided in the Development Plan, (a) each Party will own the INDs, the NDAs and related regulatory documents submitted to the applicable Regulatory Authorities in its Territory with respect to Licensed Products and (b) each Party will, as to Licensed Products in its Territory, (i) oversee, monitor and coordinate all regulatory actions, communications and filings with, and submissions to, each Regulatory Authority, (ii) be responsible for interfacing, corresponding and meeting with each Regulatory Authority, (iii) be responsible for maintaining all regulatory filings and (iv) notify the JSC in writing, including a brief description in English of the principal issues raised, of all material communications from Regulatory Authorities within [**], provide the JSC with a summary translation of such material communications in English as soon as reasonably possible and provide, if appropriate, a full translation of such material communications in English as soon as reasonably possible thereafter. Each Party will provide complete copies of any such original correspondence in their native language to the other Party upon request. Each Party shall provide the other Party with reasonable advance notice of all material, substantive meetings with the Regulatory Authorities in its Territory pertaining to any Licensed Products, or with as much advance notice as practicable under the circumstances. Each Party shall use Commercially Reasonable Efforts, to the extent reasonably practicable, to permit the other Party to have, at the other Party’s expense, one (1) mutually acceptable representative of the other Party to attend, solely as an observer, material, substantive meetings with the Regulatory Authorities in the major market countries within such Party’s Territory pertaining to any Licensed Product. Each Party shall furnish the other Party with drafts of all copies of such Party’s filings and submissions for Regulatory Approval (including draft INDs, NDAs, orphan drug applications and designations) regarding any Licensed Product in such Party’s Territory in a timely manner in sufficient time prior to making such filings and submissions to allow the other Party a reasonable opportunity to review and comment thereon and shall consider the other Party’s timely comments in good faith. In addition, each Party shall provide the other Party with written notice of (x) all filings and submissions for Regulatory Approval regarding any Licensed Product in such Party’s Territory in a timely manner; (y) all Regulatory Approvals obtained or denied; and (z) [**]; provided, however, that in all circumstances, each Party shall inform the other Party of such event prior to public disclosure of such event by such Party.

3.2.	Right of Reference. Subject to Section 2.2.3(c), each Party hereby grants to the other Party a “Right of Reference,” as that term is defined in 21 C.F.R. § 314.3(b) (or any successor rule or analogous Law recognized outside of the United States), to, and a right to copy, access and otherwise use, all information and data (including all CMC information as well as data made, collected or otherwise generated in the conduct of any Clinical Studies or early access/named patient programs for the Licensed Products) included in any regulatory filing, Regulatory Approval, drug master file or other regulatory documentation (including orphan drug applications and designations) owned or controlled by such Party or its Related Parties that relates to any Licensed Product, and such Party shall provide a signed statement to this effect, if requested by the other Party, in accordance with 21 C.F.R. § 314.50(g)(3) (or any successor rule or analogous Law outside of the United States).

3.3.	Regulatory Costs; Regulatory Diligence. Each Party will be responsible for all costs incurred in connection with regulatory activities in support of obtaining any Regulatory Approval for the Licensed Products in its Territory, including the cost of preparing and submitting any NDA with respect to a Licensed Product or interacting with Regulatory Authorities in its Territory (but excluding any such costs incurred in connection with preparing and submitting any IND to applicable Regulatory Authorities, which shall be included in Development Costs and shared by the Parties pursuant to Section 2.2.3). Subject to the Parties’ completion of Development sufficient to support such filings, Sarepta shall use Commercially Reasonable Efforts to file NDAs for Licensed Products in the [**] Major European Countries (either directly or through the centralized process with the EMA, and, if such NDA filed for the EMA does not cover the United Kingdom, also in the United Kingdom) and, if Sarepta exercises the Territory Expansion Option, in [**] of the Major Option Countries.

3.4.	Pharmacovigilance. Within [**] after the Effective Date, or such later time as may be mutually agreed by the Parties, but in any event prior to the commencement of any clinical activities by Sarepta in the Sarepta Territory, the Parties will develop and agree in writing upon a pharmacovigilance agreement (“Pharmacovigilance Agreement”) that will include safety data exchange procedures governing the coordination of collection, investigation, reporting and exchange of information concerning any adverse experiences and any product quality and product complaints involving adverse experiences, related to Licensed Products, sufficient to enable each Party (and their respective Related Parties, if any) to comply with its legal and regulatory obligations. Unless otherwise agreed by the Parties, the Pharmacovigilance Agreement will [**]. The Pharmacovigilance Agreement will contain terms no less stringent than those required by ICH or other applicable guidelines in order to allow the Parties to meet the applicable regulatory and legal requirements regarding the management of safety data in their respective Territories.

4.	COMMERCIALIZATION OF THE LICENSED PRODUCTS

4.1.	Responsibility, Cost and Diligence.

4.1.1.	Sarepta. Sarepta shall be solely responsible, at its expense, for all Commercialization activities relating to Licensed Products in the Field in the Sarepta Territory. Sarepta shall use Commercially Reasonable Efforts to Commercialize Licensed Products (a) in each Major European Country, (b) in each country of the CIS, Switzerland, Norway, Iceland and Turkey and (c) if Sarepta exercises the Territory Expansion Option, in [**] of the Major Option Countries, in each case ((a) – (c)), subject to obtaining Regulatory Approval in the applicable country.

4.1.2.	Summit. Summit shall be solely responsible, at its expense, for all Commercialization activities relating to Licensed Products in the Field in the Summit Territory.

4.1.3.	Joint Commercialization. In the event that the Parties mutually agree to conduct any joint Commercialization activities regarding a Licensed Product following discussion of such activities by the JSC in accordance with Section 5.3.2(e), the Parties will (a) agree in writing to a written work plan and time table for conducing such activities, (b) agree in writing to management and governance mechanisms for such joint activities, including coordination of such activities through the JSC and (c) negotiate in good faith a budget therefor and an equitable allocation of costs between the Parties.

4.2.

Sarepta’s Territory Expansion Option. Beginning on the Effective Date, Sarepta shall have the option to expand the Sarepta Territory to include the Option Territory (the “Territory Expansion Option”). At any time prior to the date that is three (3) months following the first receipt of Regulatory Approval for a Licensed Product in the United

States or in any country in the EU (or from the EMA), Sarepta may exercise the Territory Expansion Option by notifying Summit thereof in writing and paying to Summit [**] (the “Territory Expansion Option Fee”). From and after the date on which Sarepta exercises the Territory Expansion Option (the “Territory Expansion Option Exercise Date”), the Sarepta Territory shall include the Option Territory. Summit shall not grant to any Third Party any rights with respect to Collaboration Compounds or Licensed Products in the Option Territory prior to the expiration of the Territory Expansion Option.

4.3.	Commercialization Plans and Information.

4.3.1.	Sarepta Commercialization Plan. No less than [**] months in advance of the reasonably expected first Regulatory Approval in the Sarepta Territory with respect to a Licensed Product, and on an annual basis thereafter, Sarepta shall prepare and deliver to the JSC for review a reasonable written plan that summarizes the Commercialization activities to be undertaken with respect to Licensed Products in the Sarepta Territory in the next Calendar Year and, to the extent commercially reasonable, Sarepta’s plans to Commercialize Licensed Products in countries in the Sarepta Territory in which Sarepta is not then Commercializing Licensed Products, and the dates by which such activities are targeted to be accomplished (the “Sarepta Territory Commercialization Plan”). The Sarepta Territory Commercialization Plan shall subsequently be updated and modified by Sarepta, from time to time at its discretion and no less frequently than once per Calendar Year, based upon, among other things, Sarepta’s Commercialization activities with respect to Licensed Products in the Sarepta Territory, a copy of which updated plan Sarepta will provide to the JSC. The Sarepta Territory Commercialization Plan, and each modification thereto, shall be consistent with Sarepta’s diligence obligations under Section 4.1.1.

4.3.2.	Summit Commercialization Information. From time to time as may be reasonably requested by Sarepta’s JSC representatives, Summit shall provide to the JSC reasonable summaries of Summit’s Commercialization activities with respect to Licensed Products in the Summit Territory and Summit’s plans to Commercialize Licensed Products in countries in the Summit Territory, in each case to the extent such information is reasonably relevant and useful for purposes of coordinating the Parties’ Commercialization activities and for Sarepta’s preparation of the Sarepta Territory Commercialization Plan and amendments thereto.

4.4.	Advertising and Promotional Materials.

4.4.1.	Global Branding. The JSC shall implement (and thereafter modify and update) a global branding strategy (including global positioning, messages, logo, colors and other visual branding elements) jointly developed by the Parties for Licensed Products for use in the Field worldwide (the “Global Branding Strategy”). The JSC shall review the Global Branding Strategy at least annually (or more frequently if reasonably requested by either Party) and determine whether to update or modify it.

4.4.2.	Summit. Summit will be responsible for the creation, preparation, production, reproduction and filing with the applicable Regulatory Authorities, of relevant written sales, promotion and advertising materials relating to Licensed Products (“Promotional Materials”) for use in the Summit Territory. All such Promotional Material will be (a) compliant with applicable Law and (b) if applicable, consistent in all material respects with the Global Branding Strategy. Summit will submit representative samples of its Promotional Materials developed by it for use in the Summit Territory to the JSC for its review and discussion, at least annually (or more frequently if reasonably requested by Sarepta). Summit shall consider in good faith any timely comments Sarepta may have with respect to such Promotional Materials, but shall have final decision-making authority with respect to such Promotional Materials.

4.4.3.	Sarepta. Sarepta will be responsible for the creation, preparation, production, reproduction and filing with the applicable Regulatory Authorities, of relevant Promotional Materials for use in the Sarepta Territory. All such Promotional Materials will be (a) compliant with applicable Law, (b) consistent in all material respects with the Sarepta Territory Commercialization Plan and (c) if applicable, consistent in all material respects with the Global Branding Strategy. Sarepta will submit representative samples of its Promotional Materials developed by it for use in the Sarepta Territory to the JSC for its review and discussion at least annually thereafter (or more frequently if reasonably requested by Summit). Sarepta shall consider in good faith any timely comments Summit may have with respect to such Promotional Materials, but shall have final decision-making authority with respect to such Promotional Materials.

4.5.	Reporting Obligations. Sarepta shall report to the JSC in writing, by no later than each February 28 following the first Regulatory Approval of a Licensed Product in the Field in the Sarepta Territory (for the period ending December 31 of the prior Calendar Year), summarizing Sarepta’s Commercialization activities and resources expended for Licensed Products performed to date (or updating such report for activities performed since the last such report was given hereunder, as applicable). In addition, Sarepta shall provide Summit with written notice of the First Commercial Sale of each Licensed Product in the Sarepta Territory within fifteen (15) days after such event; provided, however, that in all circumstances, Sarepta shall inform Summit of such event prior to public disclosure of such event by Sarepta. Each Party shall provide such other information to the JSC as the other Party may reasonably request and shall keep the JSC reasonably informed of such Party’s Commercialization activities with respect to Licensed Products.

4.6.	Sales and Distribution. Each Party and its Related Parties shall be responsible for booking sales and shall warehouse and distribute Licensed Products in its Territory. If a

Party receives any orders for any Licensed Product in the other Party’s Territory, then it shall refer such orders to the other Party. Moreover, each Party and its Related Parties shall be solely responsible for handling all returns of Licensed Product sold in its Territory, as well as all aspects of Licensed Product order processing, invoicing and collection, distribution, inventory and receivables of Licensed Products sold in its Territory.

4.7.	Recalls, Market Withdrawals or Corrective Actions. In the event that any Regulatory Authority issues or requests a recall or takes a similar action in connection with the Licensed Products in a Territory, or in the event either Party determines that an event, incident or circumstance has occurred that may result in the need for a recall, market withdrawal or stock recovery in its own Territory, the Party notified of such recall or similar action, or the Party that desires such recall or similar action, shall within twenty-four (24) hours and in all cases prior to the execution of such recall, market withdrawal or stock recovery advise the other Party thereof by telephone, facsimile or e-mail (except in the case of a government mandated recall, when such Party may not provide such advance notice but shall notify the other Party as soon as possible). Each Party, in consultation with the other Party, shall decide whether to conduct a recall in its own Territory and the manner in which any such recall shall be conducted (except in the case of a government mandated recall, when such Party may act without such advance consultation but shall notify the other Party as soon as possible). Each Party shall be responsible for the execution of any such recall in its own Territory, and in each such case the other Party shall take such actions as reasonably requested by the executing Party in connection therewith and otherwise reasonably cooperate in all such efforts. Except as otherwise provided in a Supply Agreement, each Party shall bear the expense of any such recall in its own Territory, provided that Summit shall reimburse Sarepta for the expense of any such recall in the Sarepta Territory to the extent such recall is the result of a Manufacturing defect in Licensed Product supplied by (or on behalf of) Summit to Sarepta. In addition, each Party will make available all of its pertinent records that may be reasonably requested by the other Party in order to effect a recall in the other Party’s Territory.

4.8.	Commercial Expenses. Except where otherwise specifically set forth in this Agreement, each Party shall bear all costs and expenses incurred in connection with its Commercialization of Licensed Products in its Territory.

4.9.	Ex-Territory Sales; Export Monitoring.

4.9.1.	Ex-Territory Sales. Subject to applicable Law, neither Party shall engage in any advertising or promotional activities relating to any Licensed Product directed primarily to customers or other buyers or users of such Licensed Product located outside its Territory or accept orders for Licensed Products from or sell Licensed Products into such other Party’s Territory for its own account, and if a Party receives any order for Licensed Products in the other Party’s Territory, then it shall refer such orders to the other Party.

4.9.2.	Export Monitoring. Each Party and its Related Parties will use Commercially Reasonable Efforts to monitor and prevent exports of Licensed Products from its own Territory for Commercialization in the other Party’s Territory using methods commonly used in the industry for such purpose, and shall promptly inform the other Party of any such exports of Licensed Products from its Territory, and the actions taken to prevent such exports. Each Party agrees to take reasonable actions requested in writing by the other Party that are consistent with Law to prevent exports of Licensed Products from its Territory for Commercialization in the other Party’s Territory.

5.	COLLABORATION MANAGEMENT

5.1.	Joint Steering Committee. The Parties hereby establish a joint steering committee (the “JSC”) to facilitate the Collaboration as follows:

5.1.1.	Composition of the Joint Steering Committee. The Collaboration shall be conducted under the oversight of the JSC, which shall be comprised of [**] representatives of each Party. Each Party shall appoint its respective representatives to the JSC and may substitute any of its representatives, in its sole discretion, effective upon notice to the other Party of such change. Additional representatives or consultants may from time to time, by mutual consent of the Parties, be invited to attend JSC meetings, subject to such representatives and consultants undertaking confidentiality obligations, whether in a written agreement or by operation of law, no less stringent than the provisions of Section 9.

5.1.2.	JSC Chairperson. The JSC chairperson shall rotate every [**] between a JSC representative of Summit and a JSC representative of Sarepta. The initial JSC chairperson shall be a representative of [**]. The JSC chairperson’s responsibilities shall include (a) scheduling meetings at least once per Calendar Quarter, but more frequently if the JSC determines it necessary; (b) setting agendas for meetings with solicited input from other members; (c) coordinating the delivery of draft minutes to the JSC for review and final approval; and (d) conducting meetings, including ensuring that objectives for each meeting are set and achieved.

5.2.	Appointment of Subcommittees, Project Teams and Collaboration Managers. The JSC shall be empowered to create such subcommittees and project teams as it may deem appropriate or necessary. Each such subcommittee and project team shall report to the JSC, which shall have the authority to approve or reject recommendations or actions proposed thereby subject to the terms of this Agreement. The JSC may direct each Party to designate a Collaboration manager to serve as a primary point of contact for the other Party under the Collaboration (the “Collaboration Manager”). Each Party may change its Collaboration Manager at any time in its sole discretion with written notice to the other Party.

5.3.	Meetings. The JSC shall meet in accordance with a schedule established by mutual written agreement of the Parties, but no less frequently than once per Calendar Quarter during the Term, with the location for such meetings alternating between Summit and Sarepta facilities (or such other locations as are mutually agreed by the Parties). Alternatively, the JSC may meet by means of teleconference, videoconference or other similar communications equipment, but at least two (2) meetings per Calendar Year shall be conducted in person. Each Party shall bear its own expenses relating to attendance at such meetings by its representatives.

5.3.1.	JSC Development Responsibilities. The JSC shall have the following responsibilities with respect to the Development of Licensed Products pursuant to the Collaboration:

(a)	Reviewing, approving or declining to approve the initial Development Plan as set forth in Section 2.2, and preparing, reviewing, approving or declining to approve proposed amendments to, the Development Plan, in each case, in accordance with Section 2.2.2;

(b)	monitoring, planning and coordinating the Development of Licensed Products and regularly assessing the progress of the Parties in their conduct of the Development Plan against the timelines and budgets contained therein, reviewing relevant data;

(c)	reviewing updates regarding the Development of Licensed Products provided by the Parties pursuant to Section 2.5.1 (or otherwise);

(d)	approving or declining to approve Additional Studies in accordance with Section 2.2.3(c);

(e)	establishing procedures for maintaining and recording Development Costs and, in accordance with Section 2.2.3(b), assisting the Parties in conducting a reconciliation of Development Costs in each Calendar Quarter;

(f)	reviewing and discussing material communications received from Regulatory Authorities in accordance with Section 3.1;

(g)	assisting the Parties to conduct a reconciliation of Development Costs for the subject Calendar Quarter within ten (10) days after receipt of all such supporting information pursuant to Section 2.2.3(b);

(h)	overseeing the manufacturing relationship between the Parties with respect to the Manufacture and supply of Licensed Products for Development activities pursuant to Section 6.1 and the Clinical Supply Agreement;

(i)	designating or declining to designate Next Generation Collaboration Compounds as a Development Candidate in accordance with Section 2.3;

(j)	serving as a forum for the Parties’ discussions of intellectual property issues, including potential opportunities identified by the Parties for licensing Third Party intellectual property; and

(k)	performing such other activities as the Parties agree in writing shall be the responsibility of the JSC.

5.3.2.	JSC Commercialization Responsibilities. The JSC shall have the following responsibilities with respect to the Commercialization of Licensed Products pursuant to the Collaboration, to the extent permissible under applicable Laws:

(a)	implementing, modifying and updating the Global Branding Strategy pursuant to Section 4.4.1;

(b)	reviewing and discussing the Sarepta Territory Commercialization Plan, including updates thereto provided by Sarepta pursuant to Section 4.3.1 and Summit’s Commercialization information in its Territory provided by Summit pursuant to Section 4.3.2;

(c)	reviewing and discussing Promotional Material for use in each Party’s Territory in accordance with Sections 4.4.2 and 4.4.3;

(d)	providing a forum for the Parties to discuss the Commercialization of Licensed Products in the Field worldwide, including coordination regarding Licensed Product positioning and messaging, key opinion leader relationship management, medical affairs and marketing and selling materials;

(e)	providing a forum for the Parties to discuss collaborating on commercial activities that can be leveraged for both Parties’ respective Territories agreed to by the Parties in accordance with Section 4.1.3 and how the Parties would share the costs of such mutually agreed joint Commercialization activities;

(f)	overseeing the manufacturing relationship between the Parties with respect to the Manufacture of Licensed Products for Commercialization activities pursuant to Section 6.1 and the Commercial Supply Agreement;

(g)	reviewing and discussing the Product Trademark(s) proposed for use by Sarepta and its Related Parties throughout the Sarepta Territory pursuant to Section 12.8.2; and

(h)	performing such other activities as the Parties agree in writing shall be the responsibility of the JSC.

5.4.	Decision-Making.

5.4.1.	Voting; Consensus. With respect to decisions of the JSC, the representatives of each Party shall have collectively one vote on behalf of such Party. For each meeting of the JSC, [**]. Action on any matter may be taken at a meeting by teleconference, videoconference or by written agreement. The JSC shall attempt to resolve any and all disputes before it for decision by consensus.

5.4.2.	Escalation to CEOs. If the JSC is unable to reach consensus with respect to a dispute for a period in excess of [**], then the dispute shall be submitted to the Chief Executive Officers of Summit and Sarepta, or their designees (any such designee to be a senior member of the designating Chief Executive Officer’s management team) for resolution.

5.4.3.	Tie-Breaking Authority. If such dispute cannot be resolved for a period in excess of [**] following escalation, then:

(a)	Sarepta Matters. Subject to clause (c) below, the Chief Executive Officer of Sarepta or his or her designee shall have the deciding vote on any matter involving the Commercialization of Licensed Products in the Field in the Sarepta Territory;

(b)	Summit Matters. Subject to clause (c) below, the Chief Executive Officer of Summit or his or her designee shall have the deciding vote on any matter involving [**]; and

(c)	Matters Reserved for Consensus. Neither Party shall have the deciding vote on any of the following matters:

(i)	[**];

(ii)	[**];

(iii)	[**];

(iv)	[**];

(v)	[**];

(vi)	[**];

(vii)	[**]; or

(viii)	[**].

5.4.4.	No Authority to Amend. Notwithstanding anything to the contrary set forth herein, the JSC shall not have the authority to modify the terms of this Agreement or take any action to expand or narrow the responsibilities of the JSC.

5.5.	Third Party Partners. If, at any time during the Term, a Party enters into an agreement with one or more Third Party(ies) (a “Third Party Partner”) (each such agreement, a “Third Party Collaboration Agreement”, and the Party entering such Third Party Collaboration Agreement the “Contracting Party”) to Develop or Commercialize a Licensed Product in the Field in the Contracting Party’s Territory, then the Contracting Party shall ensure that such agreement is consistent with the terms and conditions of this Agreement. Without limiting the foregoing, the Contracting Party shall use reasonable efforts to negotiate terms in the Third Party Agreement regarding (a) intellectual property rights necessary to permit the Contracting Party to license or sublicense to the other Party, in accordance with the terms of this Agreement, any Patent Rights and Know-How developed in the course of activities pursuant to the Third Party Collaboration Agreement related to the Licensed Products that are the subject of this Agreement, if any, and (b) providing the other Party with reciprocal information, rights of reference and other rights and benefits with respect to regulatory matters in the Third Party Partner’s Territory as are provided to the other Party in Section 3.2. The Contracting Party shall promptly provide the other Party with a copy of any fully executed Third Party Collaboration Agreement, which may be redacted to remove terms and conditions that are not necessary to monitor compliance with this Section 5.5 and such Third Party Collaboration Agreement will be the Contracting Party’s Confidential Information for the purposes of Section 9. In addition, if the Third Party Collaboration Agreement grants the Third Party Partner a sublicense under the Sarepta Technology or Summit Technology, as applicable, then the Contracting Party shall ensure that such Third Party Collaboration agreement complies with Section 7.1.2 or Section 7.2.2, as applicable. If the Contracting Party becomes aware of a material breach of the terms of such Third Party Collaboration Agreement by a Third Party Partner compliance with which is necessary for the Contracting Party’s compliance with the terms of this Agreement, then the Contracting Party shall promptly notify the other Party of the particulars of the same and use Commercially Reasonable Efforts to cause the Third Party Partner to comply with all the terms of the Third Party Collaboration Agreement necessary for the Contracting Party’s compliance with the terms of this Agreement. Notwithstanding any Third Party Collaboration Agreement, the Contracting Party shall remain primarily liable to the other Party for the performance of the Contracting Party’s obligations under, and the Contracting Party’s compliance with all terms and conditions of, this Agreement with respect to the Contracting Party’s Territory.

6.	MANUFACTURE AND SUPPLY OF THE LICENSED PRODUCT

6.1.

Supply Obligations. From and after the Effective Date, but subject to a right of Summit to terminate such supply obligations on [**] prior written notice to Sarepta, subject to the Supply Agreements once entered into pursuant to Section 6.2, Summit will use Commercially Reasonable Efforts, either itself or through Third Parties, to Manufacture API Bulk Drug Substance, Finished Drug Product and placebo meeting all applicable product specifications as filed in the IPMD and other applicable regulatory filings, in accordance with applicable current Good Manufacturing Practices and equivalent Laws outside the United States (“cGMP”), and supply to Sarepta API Bulk Drug Substance, Finished Drug Product and placebo (as applicable) in quantities that are reasonably sufficient for the conduct of Development and Commercialization by Sarepta with respect to the Sarepta Territory under the Development Plan and the Sarepta Territory Commercialization Plan, respectively. For any API Bulk Drug Substance or Finished Drug Product supplied by Summit to Sarepta pursuant to this Section 6.1 for purposes of Commercialization in the Sarepta Territory, Sarepta shall pay to Summit an amount equal to [**] of Summit’s Cost of Goods for such API Bulk Drug Substance or Finished Drug Product (as applicable), payable within forty-five (45) days after receipt of an invoice therefor. Except with respect to any Additional Studies as to which a Non-Proposing Party has not opted in in accordance with Section 2.2.3(c), [**] of Summit’s Cost of Goods incurred in Manufacturing API Bulk Drug Substance, Finished Drug Product and placebo for purposes of Development worldwide shall be Development Costs borne by the Parties in accordance with Section 2.2.3. With respect to any Additional Study as to which the Non-Proposing Party has not opted into in accordance with Section 2.2.3(c), [**] of Summit’s Cost of Goods incurred in Manufacturing API Bulk Drug Substance, Finished Drug Product and placebo for purposes of conducting such Additional Study shall be borne solely by the Proposing Party, and, if such Party is Sarepta, then Sarepta shall pay such amounts to Summit within [**] days after receipt of an invoice therefor.

6.2.	Supply Agreements. Within [**] after the Effective Date, the Parties will negotiate in good faith and enter into (a) a supply agreement for clinical supply of Licensed Products and placebo (the “Clinical Supply Agreement”) and a related quality agreement, if the Development Plan anticipates a need for Summit to supply Sarepta in order to enable Sarepta to carry out Development activities allocated to it in the Development Plan and (b) a supply agreement for commercial supply of Licensed Products (the “Commercial Supply Agreement” and together with the Clinical Supply Agreement, the “Supply Agreements”) and a related quality agreement, which Supply Agreements will each be consistent with the terms set forth in Schedule 6.2 and the terms set forth in Section 6.1 with respect to clinical supply of Licensed Product. Notwithstanding anything to the contrary set forth herein, when the Parties enter into the Supply Agreements, the terms of such Supply Agreements shall supersede the terms set forth in Section 6.1.

6.3.	Arbitration for Failure to Agree. If the Parties cannot reach agreement and enter into any Supply Agreement (or related quality agreement) within the applicable period set forth in Section 6.2, then the final terms and conditions of such Supply Agreement (or related quality agreement) will be determined through binding arbitration as follows:

6.3.1.

Manufacturing Arbitration Drafts. Each Party will (a) prepare a draft of such Supply Agreement (or related quality agreement) (which will be consistent with the applicable terms set forth on Schedule 6.2 the terms set forth in Section 6.1 with respect to clinical supply of Licensed Product for Additional Studies) to be used in such arbitration proceeding (each, a “Manufacturing Arbitration Draft”) and (b) submit its Manufacturing Arbitration Draft to the other Party. Within fifteen (15) days of such submissions, the Parties will meet to determine whether or not they agree to enter into either Party’s Manufacturing Arbitration Draft or a modified version thereof as such Supply Agreement (or related quality agreement).

6.3.2.	Notice; Experts. If the Parties are unable to agree within the fifteen (15) day period set forth in Section 6.3.1, then either Party may send the other Party written notice that it wishes to determine the final terms and conditions of such Supply Agreement using a Neutral Expert. Within thirty (30) days of a Party’s receipt of such notice, the Parties shall jointly appoint a neutral Third Party who is an expert with at least fifteen (15) years of experience in the area of manufacturing and supply (the “Neutral Expert”) within ten (10) business days.

6.3.3.	Resolution by Arbitration. Within three (3) business days of such meeting, each Party may submit an opposition statement of no more than five (5) pages in length to the Neutral Expert. Neither Party will be allowed to conduct any discovery. Neither Party may have any communications (either written or oral) with the Neutral Expert other than for the sole purpose of engaging the Neutral Expert or as expressly permitted in this Section 6.3.3. The Neutral Expert may consult in writing with either Party regarding the submissions made by either Party; provided that both Parties receive such request for consultation and are provided with an opportunity to respond. In evaluating each Party’s written submissions, the Neutral Expert shall, within ten (10) business days of receipt of the written opposition statement, select one of the Parties’ Manufacturing Arbitration Drafts within thirty (30) days following the receipt of the latter of such Manufacturing Arbitration Drafts and select the draft that it determines to contain the most fair, balanced and customary terms (in addition to reflecting the applicable terms set forth on Schedule 6.2 and the applicable terms set forth in Section 6.1 with respect to clinical supply of Licensed Product for Additional Studies); provided that, the Neutral Expert shall not select, and Summit shall not be required to execute or perform under, any Supply Agreement that would require Summit to undertake obligations that cannot be satisfied through the use of Commercially Reasonable Efforts. Such decision shall be final, binding and conclusive upon both Parties and their Affiliates, and such Manufacturing Arbitration Draft will be the applicable Supply Agreement (or related quality agreement), and the Parties will execute the same.

6.3.4.	Responsibility for Costs. The fees of the Neutral Expert will be borne by the Party whose Manufacturing Arbitration Draft is not selected by the arbitral tribunal.

6.4.

Establishment of Second Source and Back-Up Sources. If the Parties have entered into a Supply Agreement, and Sarepta notifies Summit that it desires that a second source be established for the concurrent Manufacture and supply of a Licensed Product for clinical or commercial use (a “Second Source”) or that a back-up supplier be established for the contingent Manufacture and supply of a Licensed Product for clinical or commercial use (a “Back-Up Source”), then Summit shall reasonably assist Sarepta in establishing a Second Source or Back-Up Source on a timeline agreed by the Parties and in accordance with the terms of this Section 6.4. Notwithstanding the foregoing, Sarepta may not provide such notification to Summit requesting that a Second Source or Back-Up Source be established unless and until [**]. A Second Source or Back-Up Source established by Sarepta may also serve as a Second Source or Back-Up Source for Summit. In addition, if Summit desires to establish a Second Source or a Back-Up Source (as applicable) for a Licensed Product for clinical or commercial use, then Summit shall notify Sarepta in advance of Summit’s commencement of material negotiations with one or more Third Party manufacturers relating to the establishment of a Second Source or Back-Up Source (as applicable) for the Manufacture and supply of such Licensed Product.

6.5.	Transfer of Manufacturing Know-How. During the Term, upon Sarepta’s request, Summit shall transfer to Sarepta and to the applicable Second Source and Back-Up Sources described in Section 6.4 all Summit Know-How then Controlled by Summit that is reasonably necessary or useful to enable the Manufacture of each Licensed Product for clinical or commercial use and not previously transferred to Sarepta under this Agreement by providing copies or samples of relevant documentation, materials and other embodiments of such Know-How, and by making available its qualified technical personnel on a reasonable basis to consult with Sarepta, the Second Source and Back-Up Sources, as applicable, with respect to such Know-How. Each such Know-How transfer requested by Sarepta for itself, for the Second Source or for a Sarepta-selected Back-Up Source (“Technology Transfer”) shall be commenced within a commercially reasonable timeframe following Sarepta’s request and conducted pursuant to an agreed technology transfer plan to be developed by the Parties (with input from the Second Source or Back-Up Sources, as applicable) for the purpose of ensuring the complete and timely transfer of such Know-How in a manner that is consistent with then-current internal technology transfer corporate standards (or equivalent policy) of Sarepta or the Second Source or Back-Up Sources, as applicable (to the extent a copy of such standards or equivalent policy has been provided to Summit). The cost of any such Technology Transfer shall be borne by the Parties as if such cost were Development Costs and Summit’s personnel costs therefor shall be computed using the FTE Rate (pro-rated for partial FTE usage). Summit’s Out-of-Pocket Costs incurred in the course of such Technology Transfers shall also be borne by the Parties as if such costs were Development Costs, provided that such Out-of-Pocket Costs are incurred in accordance with the agreed technology transfer plan.

7.	LICENSES; EXCLUSIVITY

7.1.	License Grants to Sarepta.

7.1.1.	Development, Manufacturing and Commercialization Licenses.

(a)

Development and Manufacturing License. Subject to the terms and conditions of this Agreement, Summit hereby grants Sarepta a non-transferable (except as provided in Section 14.2), sublicensable (subject to Section 7.1.2), royalty-free, co-exclusive (with Summit) license in the Sarepta Territory and non-exclusive license in the Summit Territory under the Summit Technology to Develop and Manufacture (or have Manufactured) Licensed Products in the Field.

(b)	Commercialization License. Subject to the terms and conditions of this Agreement, Summit hereby grants Sarepta a non-transferable (except as provided in Section 14.2), sublicensable (subject to Section 7.1.2) exclusive (even as to Summit) license under the Summit Technology to Commercialize Licensed Products in the Field in the Sarepta Territory. Such license shall be royalty-bearing for the Royalty Term applicable to each Licensed Product in each country in the Sarepta Territory, and, after the Royalty Term applicable to such Licensed Product in such country, shall convert to a fully-paid, irrevocable, perpetual license to Commercialize such Licensed Product in the Field in such country.

7.1.2.	Sublicensing Terms.

(a)	Permitted Sublicensees. Subject to the requirements of this Section 7.1.2 and the provisions of any Summit In-License, Sarepta shall have the right to sublicense any of its rights under Section 7.1.1 to any of its Affiliates or to any Third Party (which sublicensed rights may be further sublicensable through multiple tiers) without the prior consent of Summit, [**].

(b)	Sublicense Agreements. Each sublicense granted by Sarepta pursuant to this Section 7.1.2 shall be subject and subordinate to the terms and conditions of this Agreement and shall contain terms and conditions consistent with those in this Agreement. Sarepta shall promptly provide Summit with a copy of the fully executed sublicense agreement covering any sublicense granted to a Third Party hereunder (which copy may be redacted to remove terms and conditions that are not necessary to monitor compliance with this Section 7.1.2), and shall provide Summit with notice identifying any Affiliate Sublicensee. Each sublicense agreement (whether with an Affiliate or a Third Party) shall contain the following provisions: [**].

(c)	Continuation of Sublicenses upon Termination of this Agreement. If the licenses granted to Sarepta under Section 7.1 are terminated by Summit prior to expiration of the Term pursuant to Section 13.2.2, then, at the request of any Sublicensee who is not then in breach of its sublicense agreement, Summit will enter into, without any assistance by Sarepta, a direct license agreement with such Sublicensee under the Summit Technology that is sublicensed to such Sublicensee with substantially the same scope as set forth in such sublicense agreement between Sarepta and such Sublicensee; provided, however, that [**].

(d)	Sublicensee Breach. If Sarepta becomes aware of a material breach of the terms of any sublicense by any Sarepta Sublicensee that it is necessary for Sarepta’s compliance with the terms of this Agreement, then Sarepta shall promptly notify Summit of the particulars of the same and shall use Commercially Reasonable Efforts to cause the Sublicensee to comply with all of the terms of the sublicense agreement necessary for Sarepta’s compliance with the terms of this Agreement. In the event that (i) the Sublicensee has failed to cure a material breach within sixty (60) days after notice of such breach and (ii) such material breach also constitutes a material breach of this Agreement, Sarepta shall terminate the sublicense agreement at the request of Summit. Notwithstanding any sublicense, Sarepta shall remain primarily liable to Summit for the performance of all of Sarepta’s obligations under, and Sarepta’s compliance with all terms and conditions of, this Agreement.

7.2.	License Grants to Summit.

7.2.1.	Development, Manufacturing and Commercialization Licenses.

(a)	Development and Manufacturing License. Subject to the terms and conditions of this Agreement, Sarepta hereby grants Summit a non-transferable (except as provided in Section 14.2), sublicensable (subject to Section 7.2.2), non-exclusive, royalty-free license under the Sarepta Technology to Develop and Manufacture (or have Manufactured) Licensed Products in the Field worldwide.

(b)	Commercialization License. Subject to the terms and conditions of this Agreement, Sarepta hereby grants Summit a non-transferable (except as provided in Section 14.2), sublicensable (subject to Section 7.2.2), non-exclusive, royalty-free license under the Sarepta Technology to Commercialize Licensed Products in the Field in the Summit Territory.

7.2.2.	Sublicensing Terms.

(a)	Permitted Sublicensees. Subject to the requirements of this Section 7.2.2, Summit shall have the right to sublicense any of its rights under Section 7.2.1 to any of its Affiliates or to any Third Party (which sublicensed rights may be further sublicensable through multiple tiers) without the prior consent of Sarepta.

(b)

Sublicense Agreements. Each sublicense granted by Summit pursuant to this Section 7.2.2 shall be subject and subordinate to the terms and conditions of this Agreement and shall contain terms and conditions consistent with those in this Agreement. Summit shall promptly provide Sarepta with a copy of the fully executed sublicense agreement covering any sublicense granted hereunder (which copy may be redacted to remove terms and conditions that are not necessary to monitor compliance with this Section 7.2.2), and such sublicense agreement shall contain the following provisions: [**].

(c)	Sublicensee Breach. If Summit becomes aware of a material breach of the terms of any sublicense by any Summit Sublicensee that it is necessary for Summit’s compliance with the terms of this Agreement, then Summit shall promptly notify Sarepta of the particulars of the same and use Commercially Reasonable Efforts to cause the Sublicensee to comply with all of the terms of the sublicense agreement necessary for Summit’s compliance with the terms of this Agreement. In the event that (i) the Sublicensee has failed to cure a material breach within sixty (60) days after notice of such breach and (ii) such material breach also constitutes a material breach of this Agreement, Summit shall terminate the sublicense agreement at the request of Sarepta. Notwithstanding any sublicense, Summit shall remain primarily liable to Sarepta for the performance of all of Summit’s obligations under, and Summit’s compliance with all terms and conditions of, this Agreement.

7.3.	In-Licenses.

7.3.1.	Compliance with In-Licenses. All licenses and other rights granted to Sarepta under this Section 7 are subject to the rights and obligations of Summit under the Summit In-Licenses. All licenses and other rights granted to Summit under this Section 7 are subject to the rights and obligations of Sarepta under the Sarepta In-Licenses. As of the Effective Date there are no Sarepta In-Licenses. Each Party shall comply with all applicable terms and conditions of the In-Licenses, and shall perform and take such actions as may be required to allow the Party that is party to such In-License to comply with its obligations thereunder, including obligations relating to sublicensing, patent matters, confidentiality, reporting, audit rights, indemnification and diligence; provided that, in all cases, a Party that is not party to an In-License shall not have any obligation to comply, or to perform such actions as may be required to allow the other Party to comply, with any terms and conditions of such In-Licenses that have been redacted from the copies of such In-Licenses disclosed to such Party. Without limiting the foregoing, each Party shall prepare and deliver to the other Party any additional reports required under the applicable In-Licenses, in each case sufficiently in advance to enable the Party that is party to such In-License to comply with its obligations under the applicable In-Licenses. Each Party agrees, upon the other Party’s request, to provide the other Party with copies of any In-Licenses to which it is a party. Confidential Information of the providing Party or its counterparty may be redacted from such copies, except to the extent that such information is required in order to enable the other Party to comply with its obligations to the providing Party under this Agreement with respect to such In-License or in order to enable the providing Party to ascertain compliance with the provisions of this Agreement.

7.3.2.	Payments Under In-Licenses. Subject to Section 8.4.6, [**]. If either Party breaches its payment obligation to a licensor under a an In-License and the other Party determines, in its sole discretion, to pay any such Third Party License Payment directly to such licensor in order to cure the first Party’s default and avoid losing the rights sublicensed to the other Party under such In-License, then the other Party may (but will not be obligated to) make such payments directly to such licensor. In such event either [**].

7.3.3.	Breach or Termination of In-Licenses. In the event that (a) a Party receives notice of an alleged breach by such Party under an In-License to which it is a party or (b) a Party intends to terminate an In-License that it is a party to, then, in either case ((a) or (b)), such Party will promptly, but in no event less than ten (10) days thereafter, provide written notice thereof to the other Party.

7.3.4.	Freedom to Obtain New In-Licenses. For the avoidance of doubt, each Party shall be free to enter into new In-Licenses following the Effective Date in order to avoid infringement or misappropriation of any Third Party’s Patent Rights, Know-How or other intellectual property rights in such Party’s Territory or obtain access to Patent Rights, Know-How or other intellectual property that may be reasonably necessary or useful to the Development, Manufacture or Commercialization of Licensed Products in such Party’s Territory.

7.4.	Bankruptcy. All rights and licenses granted to either Party pursuant to any section of this Agreement, including pursuant to Section 7, are licenses of rights to “intellectual property” (as defined in Section 101(35A) of title 11 of the United States Code (the “Bankruptcy Code”)). Each Party shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against either Party or any of its Affiliates (collectively, the “Bankrupt Party”) under the Bankruptcy Code or analogous provisions of applicable Law outside the United States, the other Party (the “Non-Bankrupt Party”), as a licensee under the Bankrupt Party’s intellectual property, shall be entitled to a complete duplicate of (or complete access to, as appropriate) such intellectual property and all embodiments of such intellectual property, which, if not already in the Non-Bankrupt Party’s possession, shall be promptly delivered to it upon the Non-Bankrupt Party’s request therefor.

7.5.	No Other Rights. Except as otherwise expressly provided in this Agreement, under no circumstances shall a Party, as a result of this Agreement, obtain any ownership interest or other right in any Know-How, Patent Rights or other intellectual property rights of the other Party, including items owned, controlled or developed by the other Party, or provided by the other Party to the receiving Party at any time pursuant to this Agreement.

7.6.

Exclusivity. During the Term and, if this Agreement is terminated by Sarepta pursuant to Section 13.2.1 or by Summit pursuant to Section 13.2.2 or 13.2.4, for one (1) year after such termination of this Agreement, other than as part of the Collaboration, then neither Sarepta nor any of its Affiliates shall, itself or with or through any Third Party, without the prior written consent of Summit, engage in any Commercialization of any Competing Product. Likewise, subject to Section 2.3, during the Term, and if this Agreement is terminated by Sarepta pursuant to Section 13.2.2, then for one (1) year after such termination of this Agreement, other than as part of the Collaboration, neither Summit nor any of its Affiliates shall, itself or with or through any Third Party, without the prior written consent of Sarepta, engage in any Commercialization of any Competing Product; [**].

7.7.	Competing Product Acquisitions.

7.7.1.	Options. If, during the term of the exclusivity covenant in Section 7.6, a Party (the “Acquired Party”) or any of its Affiliates acquires or is acquired by a Third Party (whether such acquisition occurs by way of a purchase of assets, merger, consolidation or similar transaction), and where such Third Party is, at such time, actively Commercializing a Competing Product, unless the Parties agree otherwise in writing, then the Acquired Party, or its applicable Affiliate, will (with respect to the applicable Competing Product), at its option and no later than ninety (90) days following the date of consummation of the relevant merger, consolidation or acquisition, notify the other Party in writing of its determination to either:

(a)	divest, or cause the relevant Affiliate to divest, whether by license or otherwise, its interest in the Competing Product, to the extent necessary to be in compliance with Section 7.6;

(b)	terminate the Commercialization of the Competing Product; or

(c)	if the Acquired Party is Sarepta, terminate this Agreement pursuant to Section 13.2.1.

7.7.2.	Divestiture or Termination. If the Acquired Party notifies the other Party in writing that it or its relevant Affiliate intends to divest such Competing Product or terminate either this Agreement (if the Acquired Party is Sarepta) or the Commercialization of the Competing Product as provided in Section 7.7.1, then the Acquired Party or its relevant Affiliate will effect the consummation of such divestiture within twelve (12) months or effect such termination within six (6) months, subject to compliance with applicable Law (as applicable), after the consummation of the relevant merger, consolidation or acquisition contemplated in Section 7.7.1, and will confirm to the other Party in writing when such divestiture or termination has been completed. The Acquired Party will keep Summit reasonably informed of its efforts and progress in effecting such divestiture or termination until it is completed.

8.	CERTAIN FINANCIAL TERMS

8.1.	Upfront Fee. In consideration for the rights, licenses and options granted by Summit to Sarepta under this Agreement, within ten (10) days after the Effective Date, Sarepta shall pay Summit a non-refundable, non-creditable initial payment of Forty Million U.S. Dollars ($40,000,000).

8.2.	Development Milestone Fees.

8.2.1.	First Licensed Product. Subject to the terms and conditions of this Agreement, Sarepta shall make the non-refundable, non-creditable milestone payments to Summit set forth in TABLE 8.2.1 below, each payable once, no later than forty-five (45) days after the earliest date on which the corresponding milestone event has first been achieved with respect to the first Licensed Product to achieve such milestone event.

TABLE 8.2.1: First Licensed Product

Milestone Event	Milestone Payment
(i) Administration of the first dose to the last patient to receive a first dose in the PhaseOut DMD Clinical Study*	$22,000,000
(ii) [**]	[**]
(iii) [**]	[**]
(iv) [**]	[**]

*	Patients enrolled as part of the safety arm cohort to the PhaseOut DMD Clinical Study shall not be considered to be patients in the PhaseOut DMD Clinical Study for the purposes of establishing whether the last patient has been dosed in such PhaseOut DMD Clinical Study.

(a)	Timing of First Milestone Payment. If the milestone event in row (i) is achieved prior to April 1, 2017, then the milestone payment set forth in row (i) shall be due on the later of April 1, 2017 or forty-five (45) days after the date on which such event was achieved.

(b)	[**] Determination. If a [**] was not considered a [**], but later is determined to be a [**], then the milestone event set forth in row (ii) shall be deemed to have occurred on the date that such determination is made.

(c)	Deemed [**]. If the milestone event set forth in row (ii) of TABLE 8.2.1 has not yet occurred, and [**] is [**] for a [**], then, upon such event, a [**] shall also be deemed to [**] with respect to such Licensed Product for purposes of this Section 8.2.1.

(d)	Deemed [**]. If the milestone event set forth in row (iii) of TABLE 8.2.1 has not yet occurred, and a Licensed Product [**], then, upon such event, [**] shall also be deemed to [**] for such Licensed Product for purposes of this Section 8.2.1.

(e)

Milestone Triggering. For the avoidance of doubt, each milestone amount set forth in this Section 8.2.1 shall be payable no more than once, but all three milestones need not be achieved by the same Licensed Product in order to trigger Sarepta’s payment obligations. For example, if a [**] with respect to a Licensed Product, then Sarepta shall pay to Summit [**]. If the Parties then [**] with respect to such Licensed Product [**] with respect to such Licensed Product is [**], and [**] is then [**] with respect to a [**] Licensed Product, then Sarepta shall be under no obligation to pay Summit for such [**]. However, if the milestone event set forth in row (iii) of TABLE 8.2.1 has not yet occurred and [**] in the Sarepta Territory with respect to such [**] Licensed Product, Sarepta shall pay to Summit [**].

8.2.2.	Subsequent Licensed Products. Subject to the terms and conditions of this Agreement, after the first Regulatory Approval has been obtained for a Licensed Product, then, with respect to each additional Licensed Product being Developed by the Parties, on a Licensed Product-by-Licensed Product basis Sarepta shall make the non-refundable, non-creditable milestone payments to Summit set forth in TABLE 8.2.2, each payable once per additional Licensed Product, below no later than forty-five (45) days after the earliest date on which the corresponding milestone event has first been achieved with respect to each such Licensed Product.

TABLE 8.2.2: Subsequent Licensed Products

Milestone Event	Milestone Payment
(i) [**]	[**]
(ii) [**]	[**]
(iii) [**]	[**]
(iv) [**]	[**]
(v) [**]	[**]

(a)	Cumulative Payments. If the date on which the first Regulatory Approval in the Sarepta Territory is obtained for the first Licensed Product is later in time than the date(s) on which one or more of the milestone events set forth in TABLE 8.2.2 above have been achieved with respect to one or more other Licensed Product(s), then Sarepta shall pay all milestone payments associated with such milestone event(s) and Licensed Product(s) within forty-five (45) days of the date on which such first Regulatory Approval is obtained.

(b)	Deemed [**]. If a [**] was not considered a [**], but later is determined to be a [**], then the milestone event set forth in row (iii) of TABLE 8.2.2 shall be deemed to have occurred on the date that such determination is made.

(c)	Deemed [**]. If the milestone event set forth in row (i) of TABLE 8.2.2 has not yet occurred, and a [**] with respect to a Licensed Product, then, upon such event, [**] shall also be deemed to [**] for such Licensed Product for purposes of this Section 8.2.2.

(d)	Deemed [**]. If the milestone event set forth in row (ii) of TABLE 8.2.2 has not yet occurred, and a [**] is [**] with respect to a Licensed Product, then, upon such event a [**] shall also be deemed to [**] with respect to such Licensed Product for purposes of this Section 8.2.2.

(e)	Deemed [**]. If either of the milestone events set forth in row (ii) or (iii) of TABLE 8.2.2 has not yet occurred, and [**] for a Licensed Product is [**], then, upon such event, a [**] shall also be deemed to [**] with respect to such Licensed Product for purposes of this Section 8.2.2.

(f)	Deemed [**]. If the milestone event set forth in row (iv) of TABLE 8.2.2 has not yet occurred, and a Licensed Product [**], then, upon such event, [**] for a Licensed Product shall also be deemed to [**] for purposes of this Section 8.2.2.

8.2.3.	Option Territory Milestone Fees. In addition to the milestone fees set forth in Sections 8.2.1 and 8.2.2, if Sarepta exercises the Territory Expansion Option by paying the Territory Expansion Option Fee pursuant to Section 4.2, then Sarepta shall also make the non-refundable, non-creditable milestone payments to Summit set forth in TABLE 8.2.3 below, no later than forty-five (45) days after the earliest date on which the corresponding milestone event has first been achieved with respect to the first Licensed Product to achieve such milestone event.

TABLE 8.2.3: Licensed Product in a Major Option Country

Milestone Event	Milestone Payment
(i) [**]	[**]
(ii) [**]	[**]
(iii) [**]	[**]

(a)	Deemed [**]. If the milestone event set forth in row (i) of TABLE 8.2.3 has not yet occurred, and a Licensed Product [**] in any Major Option Country, then, upon such event, [**] shall also be deemed to [**] for such Licensed Product in each other Major Option Country for purposes of this Section 8.2.3.

(b)	Milestone Triggering. The milestone payments set forth in row (i) and (ii) of TABLE 8.2.3 shall be payable only once, regardless of how many times such milestone is achieved. The milestone payment in row (iii) of TABLE 8.2.3 shall be payable up to (but not more than) [**] times. However, all three milestones in TABLE 8.2.3 need not be achieved by the same Licensed Product in order to trigger Sarepta’s payment obligations. For example, [**] to a Licensed Product in [**], then Sarepta shall pay to Summit [**]. If the Parties then cease Development activities with respect to such Licensed Product before a [**] is received for such Licensed Product in [**], and [**] is then [**] in [**] with respect to a [**] Licensed Product, then Sarepta shall not be obligated to pay Summit for the acceptance of such [**]. However, if the milestone event set forth in row (ii) of TABLE 8.2.3 has not yet occurred and [**] for such [**] Licensed Product in [**], then Sarepta shall pay to Summit [**].

8.2.4.	Notification of Milestone Events. Sarepta shall provide Summit with written notice of the achievement by Sarepta or any of its Related Parties of any milestone event set forth in Sections 8.2.1, 8.2.2 or 8.2.3 within five (5) days after such event; provided, however, that Sarepta shall inform Summit of such event at least three (3) days prior to any public disclosure of such event by Sarepta.

8.3.	Sales Milestone Fees.

8.3.1.	Sarepta Territory Sales by Sarepta or its Related Parties. Subject to the terms and conditions of this Agreement, on a Licensed Product-by-Licensed Product basis, Sarepta shall make the non-refundable, non-creditable milestone payments to Summit set forth in TABLE 8.3.1 below, each payable once, no later than forty-five (45) days after the earliest date on which the corresponding milestone event has first been achieved by Sarepta or its Related Parties with respect to such Licensed Product in the Sarepta Territory.

TABLE 8.3.1: Sarepta Territory Sales Milestone Fees

Milestone Event	Milestone Payment
(i) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]
(ii) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]
(iii) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]
(iv) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]
(v) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]

The milestone payments set forth in TABLE 8.3.1 above shall each be payable only once for each Licensed Product, upon the first achievement of the applicable Net Sales threshold with respect to such Licensed Product in a given Calendar Year. If more than one of such milestone events first occurs based on sales of a Licensed Product in the same Calendar Year, then all of such milestone payments shall be paid for such Calendar Year.

8.3.2.	Option Territory Sales by Sarepta or its Related Parties. Subject to the terms and conditions of this Agreement, in addition to the sales milestone fees set forth in Section 8.3.1, on a Licensed Product-by-Licensed Product basis, Sarepta shall also make the non-refundable, non-creditable milestone payments to Summit set forth in TABLE 8.3.2 below, each payable once, no later than forty-five (45) days after the earliest date on which the corresponding milestone event has first been achieved by Sarepta or its Related Parties with respect to such Licensed Product in the Option Territory.

TABLE 8.3.2: Option Territory Sales Milestone Fees

Milestone Event	Milestone Payment
(i) Calendar Year Net Sales of the Licensed Product in the Option Territory equal to or greater than [**]	[**]
(ii) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]
(iii) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]
(iv) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]
(v) Calendar Year Net Sales of the Licensed Product in the Sarepta Territory equal to or greater than [**]	[**]

The milestone payments set forth in TABLE 8.3.2 above shall each be payable only once for each Licensed Product, upon the first achievement of the applicable Net Sales threshold with respect to such Licensed Product in a given Calendar Year. If more than one of such milestone events first occurs based on sales of a Licensed Product in the same Calendar Year, then all of such milestone payments shall be paid for such Calendar Year.

8.4.	Royalties.

8.4.1.	Royalty Rates. Subject to the terms and conditions of this Agreement, on a Licensed Product-by-Licensed Product basis, Sarepta shall pay to Summit royalties on the aggregate Calendar Year Net Sales of such Licensed Product in the Sarepta Territory as set forth in TABLE 8.4.1 below:

TABLE 8.4.1: Royalty Rates

Aggregate Annual Net Sales of such Licensed Product in the Sarepta Territory	Royalty Rate
First [**]	[**]
Portion above [**] and equal to or below [**]	[**]
Portion above [**]	[**]

8.4.2.	Tiered Payments. Royalties payable pursuant to this Section 8.3.2 shall be paid at the rate applicable to the portion of Net Sales within each of the Net Sales levels during the applicable Calendar Year for the relevant Licensed Product. For example, if, during a Calendar Year, aggregate Net Sales of a Licensed Product were equal to [**] then the royalties payable by Sarepta would be calculated by adding (a) the royalties with respect to the first [**] at the [**] percentage of [**] equal to [**] and (b) the royalties with respect to the next [**] at the [**] percentage of [**] equal to [**] for a total royalty of [**].

8.4.3.

Royalty Term. The term of Sarepta’s royalty obligations to Summit pursuant to this Section 8.4 shall apply on a country-by-country and Licensed Product-by-Licensed Product basis during the applicable Royalty Term in such country for such Licensed Product. Following the expiration of the applicable Royalty Term in such country for such Licensed Product (but not following an earlier termination of this Agreement), the licenses granted to Sarepta pursuant to

Section 7.1 with respect to such Licensed Product in such country shall be fully-paid, irrevocable, perpetual and royalty-free, on a Licensed Product-by-Licensed Product and country-by-country basis.

8.4.4.	[**]. Subject to Section 8.4.7, on a country-by-country and Licensed Product-by-Licensed Product basis, the royalties to be paid by Sarepta to Summit pursuant to this Section 8.4 for such Licensed Product shall be reduced to [**] of the amounts otherwise payable pursuant to Section 8.4.1 with respect to Net Sales in such country of the Sarepta Territory for such Licensed Product if both [**].

8.4.5.	Royalty Adjustments for Generic Products. Subject to Section 8.4.7, if, during a given Calendar Quarter when a Licensed Product is being Commercialized by or on behalf of Sarepta in a particular country in the Sarepta Territory, there is Generic Competition in such country with respect to a Licensed Product, then, subject to Section 8.4.6, the royalties payable on the Net Sales of such Licensed Product in such country shall thereafter be reduced to [**] of the amounts otherwise payable pursuant to Section 8.4.1 with respect to such Licensed Product in such country for such Calendar Quarter for so long as such Generic Competition remains. Notwithstanding the foregoing, if there is Generic Competition for a period of [**] with respect to a Licensed Product, then thereafter the royalty adjustment in this Section 8.4.5 will continue to apply for the remainder of the Royalty Term applicable to such Licensed Product in such country, regardless of whether Generic Competition continues to exist.

8.4.6.	Royalty Anti-Stacking. Subject to Section 8.4.7, if Sarepta (a) determines in good faith that, in order to avoid infringement of any Third Party’s Patent Rights not licensed to Sarepta hereunder, it is reasonably necessary to obtain a license after the Effective Date from a Third Party under Patent Rights owned or licensable by such Third Party Covering such Licensed Product (but excluding any such Patent Rights (i) to the extent Covering a use of such Licensed Product that is not indicated in a Regulatory Approval for such Licensed Product in such country or (ii) owned or licensable by a contract manufacturing organization engaged by Sarepta) in order to Manufacture or Commercialize a Licensed Product in the Field in a country in the Sarepta Territory and to pay a royalty under such license (including in connection with the settlement of a patent infringement claim) or (b) becomes subject to a final court or other binding order or ruling requiring the payment of a royalty or damages to a Third Party patent holder in respect of the Manufacture or Commercialization of a Licensed Product in the Field in a country in the Sarepta Territory, then, on a country-by-country basis, in each case, ((a) and (b)), the amount of Sarepta’s royalty payments under Section 8.4.1 with respect to Net Sales for such Licensed Product in such country in any Calendar Quarter shall be reduced by [**] of the payments actually paid by Sarepta to such Third Party in consideration for such license that are reasonably and appropriately allocable to such Licensed Product in the Field in such country during such Calendar Quarter.

8.4.7.	Royalty Floor. Notwithstanding the foregoing provisions of this Section 8.4, in no event during the applicable Royalty Term for a Licensed Product in a country of the Sarepta Territory shall the royalties payable to Summit hereunder for such Licensed Product in such country for any Calendar Quarter be reduced pursuant to Sections 8.4.4, 8.4.5 and 8.4.6 to less than [**] of the royalties payable pursuant to Section 8.4.1 as to such Licensed Product in such country for such Calendar Quarter.

8.4.8.	Reports; Payment of Royalty. During the Term, following the First Commercial Sale of a Licensed Product in the Sarepta Territory, Sarepta shall furnish to Summit a written report within forty-five (45) days after the end of each Calendar Quarter showing, on a Licensed Product-by-Licensed Product and country-by-country basis, the gross sales of each Licensed Product in each country of the Sarepta Territory, deductions from gross sales (itemized by deduction category) for each Licensed Product for each country of the Sarepta Territory included in the calculation of Net Sales, the Net Sales in each country of the Sarepta Territory of Licensed Product during the reporting period and the royalties payable under this Agreement. Quarterly reports shall be due no later than the forty-fifth (45th) day following the end of each Calendar Quarter. In addition Sarepta shall prepare and deliver to Summit any additional reports as required under the Summit In-Licenses. Royalties shown to have accrued by each royalty report shall be due and payable on the date such royalty report is due. Sarepta and its Related Parties shall keep complete and accurate records in sufficient detail to enable the royalties and other payments payable hereunder and by Summit to Third Parties under the Summit In-Licenses to be determined.

8.5.	Audits.

8.5.1.	Records; Inspections. Each Party shall keep complete and accurate records of the items underlying Development Costs, Declined NG Candidate Development Costs, Net Sales, Cost of Goods, royalties, milestones, other license fees and other payments under this Agreement. Upon the written request of a Party and not more than once in each Calendar Year, the other Party and its Related Parties shall permit an independent certified public accounting firm of internationally-recognized standing selected by the requesting Party and reasonably acceptable to the other Party, at the requesting Party’s expense except as set forth below, to have access during normal business hours to such of the records of the other Party as may be reasonably necessary to verify the accuracy of the payments and reports hereunder for any year ending not more than three (3) years prior to the date of such request for the sole purpose of verifying the basis and accuracy of payments made under this Agreement.

8.5.2.	Discrepancies. If such accounting firm identifies a discrepancy made during such period, then the appropriate Party shall pay the other Party the amount of the discrepancy (together with, in the case of any underpayments, late-payment interest in accordance with Section 8.7) within fifteen (15) days after the date the requesting Party delivers to the other Party such accounting firm’s written report so concluding, or as otherwise agreed by the Parties in writing. The fees charged by such accounting firm shall be paid by the requesting Party, unless such discrepancy represents an underpayment by the other Party of at least [**] of the total amounts due hereunder in the audited period, in which case such fees shall be paid by the other Party.

8.5.3.	Compliance with In-Licenses. Each Party shall comply with all applicable audit requirements in the In-Licenses and shall include in each sublicense granted by it pursuant to this Agreement a provision requiring the Sublicensee to make reports to the Party that is party to such In-License, to keep and maintain records of sales made pursuant to such sublicense and to grant access to such records by the independent accountant of the Party that is party to such In-License to the same extent required of a Party under this Agreement.

8.5.4.	Audit Term. Unless an audit for such year has been commenced prior to and is ongoing upon the third (3rd) anniversary of the end of such year, the calculation of payments payable with respect to such year shall be binding and conclusive upon both Parties, and each Party and its Related Parties shall be released from any further liability or accountability with respect to such royalties or expense reimbursement for such year.

8.5.5.	Confidential Treatment. Each Party shall treat all financial information subject to review under this Section 8.5 or under any sublicense agreement in accordance with the confidentiality and non-use provisions of this Agreement, and shall cause its accounting firm to enter into a written confidentiality agreement with the other Party or its Related Parties obligating it to retain all such information in confidence pursuant to such confidentiality agreement, which terms shall be no less stringent than the provisions of Section 9.

8.6.	Payment Exchange Rate. Each payment to be made to Summit under this Agreement shall be made in such currency and to such bank account in the United Kingdom as may be designated in writing by Summit from time to time. All payments to be made under this Agreement to Sarepta shall be made in United States dollars and shall be paid by bank wire transfer in immediately available funds to such bank account in the United States as may be designated in writing by Sarepta from time to time. If, in a given Calendar Quarter, either Party is required to convert between currencies in order to make a payment in accordance with this Section 8.6, then such Party shall make such conversion using the average rate of exchange for such Calendar Quarter utilized by such Party in its worldwide accounting system and calculated in accordance with GAAP.

8.7.	Late Payments. Any amount owed by a Party to the other Party under this Agreement that is not paid on or before the date such payment is due shall bear interest at a rate per annum equal to the lesser of (a) the then-current one (1) month London Inter-Bank Offering Rate for US Dollars, as quoted on the British Banker’s Association’s website currently located at www.bba.org.uk (or such other source as may be mutually agreed by the Parties) plus [**] per annum or (b) the highest rate permitted by Law, calculated on the number of days such payments are paid after such payments are due and compounded monthly.

8.8.	Blocked Payments. If, by reason of applicable Laws in any jurisdiction in a Party’s Territory, it becomes impossible or illegal for a Party to transfer milestone payments, royalties or other payments under this Agreement to the other Party, then the payor shall promptly notify the payee. During any such period described above, the payor shall deposit such payments in local currency in the relevant jurisdiction to the credit of the payee in a recognized banking institution designated by the payee or, if none is designated by the payee within a period of ninety (90) days, in a recognized banking institution selected by the payor and identified in a written notice given to the payee.

8.9.

Taxes. If a timely and appropriately completed and executed Internal Revenue Service Form W-9 is provided by the receiving Party to the paying Party, then the Parties acknowledge and agree that no United States tax withholding shall be applied with respect to the payments due under this Agreement. Each Party shall use reasonable efforts to minimize tax withholding on payments made to the other Party. Notwithstanding such efforts, if such Party concludes that tax withholdings under the Laws of any country are required with respect to payments to the other Party, then such Party shall first notify the other Party and provide such Party with twenty (20) days to determine whether there are actions such receiving Party can undertake to avoid such withholding. During this notice period, the paying Party shall refrain from making such payment until the receiving Party instructs the paying Party that (a) the receiving Party intends to take actions (satisfactory to both Parties) that will obviate the need for such withholding, in which case the paying Party shall make such payment only after it is instructed to do so by the receiving Party or (b) the paying Party should make such payment and withhold the required amount and pay it to the appropriate Governmental Authority. In such case, the withholding Party shall promptly provide the other Party with copies of receipts or other evidence reasonably required and sufficient to allow the other Party to document such tax withholdings adequately for purposes of claiming foreign tax credits and similar benefits. The Parties will cooperate reasonably in completing and filing documents required under the provisions of any applicable tax laws or under any other applicable Law, in connection with the making of any required tax payment or withholding payment, or in connection with any claim to a refund of or credit for any such payment. The Parties will cooperate to minimize such taxes in accordance with applicable Laws, including using reasonable efforts to access the benefits of any applicable treaties. Notwithstanding the foregoing, if, as a result of (y) the assignment of this Agreement by Sarepta to an Affiliate or a Third Party outside of the United States or (z) the exercise by Sarepta of its rights under this Agreement through an Affiliate or Third Party outside of the United States (or the direct exercise of such rights by an Affiliate of Sarepta outside of the United States), foreign withholding tax in excess of the foreign withholding tax amount that would have been payable in the absence of such assignment or exercise of rights becomes payable with respect to amounts due to Summit hereunder, then such amount due to Summit will be increased so that the amount actually paid to Summit equals the amount that would have been payable to Summit in the absence of such excess withholding (after withholding of the excess withholding tax and any additional withholding tax on such increased amount). However, if a similar assignment or exercise of rights described in clauses (y) or (z) of the preceding sentence by Summit results in foreign withholding tax in excess of the foreign withholding tax amount that would have been payable in the absence of such assignment or exercise of rights, then any amount due to Summit will not be increased for such excess withholding and, subject to the terms of this Agreement, the required amount will be withheld and submitted to the appropriate Governmental Authority.

9.	CONFIDENTIALITY AND PUBLICATION

9.1.	Nondisclosure Obligation.

9.1.1.	Non-Disclosure and Non-Use; Exceptions. During the Term and for a period of five (5) years thereafter, all Confidential Information disclosed by one Party to the other Party hereunder shall be maintained in confidence by the receiving Party and shall not be disclosed to a Third Party or used for any purpose except as set forth herein without the prior written consent of the disclosing Party, except to the extent that such Confidential Information:

(a)	is known by the receiving Party at the time of its receipt, and not through a prior disclosure by the disclosing Party, as documented by the receiving Party’s business records;

(b)	is known to the public before its receipt from the disclosing Party, or thereafter becomes generally known to the public through no breach of this Agreement by the receiving Party;

(c)	is subsequently disclosed to the receiving Party by a Third Party who is not known by the receiving Party to be under an obligation of confidentiality to the disclosing Party; or

(d)	is developed by the receiving Party independently of Confidential Information received from the disclosing Party, as documented by the receiving Party’s business records.

9.1.2.

Permitted Disclosures. Notwithstanding the obligations of confidentiality and non-use set forth above, a receiving Party may provide Confidential Information disclosed to it, and disclose the existence and terms of this Agreement, as may be reasonably required in order to perform its obligations and to exploit its rights under this Agreement, and specifically to (a) Related Parties, and their employees, directors, agents, consultants, advisors or other Third Parties for the performance of its obligations hereunder (or for such entities to determine their interest in performing such activities) in accordance with this Agreement in each case, who are under an obligation of confidentiality with respect to such information that is no less stringent than the terms of this Section 9; (b) governmental or other Regulatory Authorities in order to obtain patents or perform its obligations or exploit its rights under this Agreement; provided that such Confidential Information shall be disclosed only to the extent reasonably necessary to do so, (c) the extent required by Law, including by the rules or regulations of the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States or of any stock exchange or listing entity, (d) any bona fide actual or prospective acquirers, underwriters, investors, lenders or other financing sources and any bona fide actual or prospective licensee, sublicensees, collaborators or strategic partners and to consultants and advisors of such Party, in each case, who are under an obligation or confidentiality with respect to such information that is no less stringent than the terms of this Section 9 and (e) to Third Parties to the extent a Party is required to do so pursuant to the terms of an Existing Summit In-License. If a Party is required by Law to disclose Confidential Information that is subject to the non-disclosure provisions of this Section 9, then such Party shall promptly inform the other Party of the disclosure that is being sought in order to provide the other Party an opportunity to challenge or limit the disclosure obligations. Confidential Information that is required to be disclosed by Law shall remain otherwise subject to the confidentiality and non-use provisions of this Section 9. If either Party concludes that a copy of this Agreement must be filed with the United States Securities and Exchange Commission or similar regulatory agency in a country other than the United States, then such Party will provide the other Party with a copy of this Agreement showing any provisions hereof as to which the Party proposes to request confidential treatment, will provide the other Party with an opportunity to comment on any such proposed redactions and to suggest additional redactions and will take such Party’s reasonable comments into consideration before filing the Agreement.

9.2.	Publication and Publicity.

9.2.1.

Publication. Sarepta and Summit each acknowledge the other Party’s interest in publishing certain key results of the Collaboration. Each Party also recognizes the mutual interest in obtaining valid patent protection and in protecting trade secret information. Consequently, except for disclosures permitted pursuant to Section 9.1 and Section 9.2.3, either Party wishing to make a publication or public presentation that contains the Confidential Information of the other Party shall deliver to the other Party a copy of the proposed written publication or presentation a reasonable period of time prior to submission for publication or presentation. The reviewing Party shall have the right (a) to propose modifications to the publication or presentation for patent reasons, trade secret reasons or business reasons, and the publishing Party will remove all Confidential Information of the other Party if requested by the reviewing Party and (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing Party requests a delay, then the publishing Party shall delay submission or presentation for a period of ninety (90) days (or such shorter period as may be mutually agreed by the Parties) to enable the non-publishing Party to file patent applications protecting such Party’s rights in such information in accordance with Section 12. With respect to any proposed publications or disclosures by investigators or academic or non-profit collaborators, such materials shall be subject to review under this Section 9.2.1 to the extent that Sarepta or Summit, as the case may be, has the right and ability (after using Commercially Reasonable Efforts to obtain such right and ability) to do so.

9.2.2.	Publicity; Use of Names. Except as set forth in Section 9.1 and Section 9.2.3, no Party shall use the name, trademark, trade name or logo of the other Party or its employees in any publicity, news release or disclosure relating to this Agreement or its subject matter without the prior express written permission of the other Party, except as may be required by Law or expressly permitted by the terms hereof.

9.2.3.	Press Release. Following the execution of this Agreement, the Parties shall issue a joint press release in the form set forth in Schedule 9.2.3. After such initial press release, neither Party shall issue press releases or make public disclosures relating to this Agreement or the terms hereof, including relating to the Development, Manufacture or Commercialization of Licensed Products, unless (a) the information in such release or disclosure has been previously publicly disclosed and is materially true and correct at the time of the subsequent disclosure or (b) the Party making the disclosure provides the other Party with a draft of such proposed disclosure at least two (2) business days (or, to the extent timely disclosure of a material event is required by Law or stock exchange or stock market rules, such period of time sufficiently in advance of the disclosure so that the other Party will have the opportunity to comment upon the disclosure) prior to making any such disclosure, for the other Party’s review and comment, and the disclosing Party shall consider in good faith any timely comments provided by the other Party.

10.	REPRESENTATIONS, WARRANTIES AND COVENANTS

10.1.	Mutual Representations and Warranties. Each Party represents and warrants to the other Party that as of the Effective Date:

10.1.1.	It is duly organized and validly existing under the laws of its jurisdiction of incorporation or formation, and has full corporate or other power and authority to enter into this Agreement, and to carry out the provisions hereof.

10.1.2.	It is duly authorized to execute and deliver this Agreement, and to perform its obligations hereunder, and the person or persons executing this Agreement on its behalf has been duly authorized to do so by all requisite corporate action.

10.1.3.	This Agreement is legally binding upon it and enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by it does not conflict with any agreement, instrument or understanding, oral or written, to which it is a party and by which it may be bound, or with its charter or by-laws.

10.1.4.	It has not granted any right to any Third Party that would conflict with the rights granted to the other Party hereunder.

10.1.5.	Neither Party nor any of its Affiliates has been debarred or is subject to debarment pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act, as amended, or that is the subject of a conviction described in such section.

10.2.	Representations and Warranties of Summit. Summit represents and warrants to Sarepta that as of the Effective Date:

10.2.1.	Ownership or Control. Summit is the sole and exclusive owner of all Summit Patent Rights set forth on Schedule 1.89 as of the Effective Date. All of such Summit Technology solely and exclusively owned by Summit is free and clear of claims, liens, charges or encumbrances that are inconsistent with the rights granted to Sarepta under this Agreement.

10.2.2.	Authority. Summit has sufficient legal or beneficial title and ownership of, or sufficient license rights under, the Summit Technology to grant the licenses to such Summit Technology granted to Sarepta pursuant to this Agreement.

10.2.3.	Summit Patent Rights. (a) Schedule 1.89 collectively sets forth a complete and accurate list of the Summit Patent Rights, (b) to Summit’s knowledge, each issued Summit Patent Right remains in full force and effect and (c) Summit or its Affiliates have paid all filing and renewal fees required to be paid on or before the Effective Date with respect to such Summit Patent Rights.

10.2.4.	Completeness of Schedules. Other than the Summit Patent Rights set forth on Schedule 1.89, Summit does not Control any Patent Rights that Cover any Collaboration Compound or Licensed Product.

10.2.5.

Infringement. To Summit’s knowledge, the Development, Manufacture and Commercialization of Benzoxazole Collaboration Compounds or Benzoxazole Licensed Products will not infringe the intellectual property rights of any Third Party. Except for Know-How and Patent Rights Controlled by contract manufacturers engaged by Summit as of the Effective Date, Summit Controls all Know-How, and to its knowledge Controls all Patent Rights, in each case, used in the Manufacture, Development and Commercialization of the Licensed Products. There is (a) no claim, action or proceeding pending, (b) no written communication (other than general letters received by Summit regarding assays not specific to any Collaboration Compound) or (c) to Summit’s knowledge, no threatened claim, action or proceeding, in each case ((a), (b) and (c)) alleging that the Development, Manufacture or Commercialization of any Collaboration Compound or Licensed Product, the activities of Summit or any of its Affiliates with respect to any such Collaboration Compound or Licensed Product, or the practice or use of the Summit Patent Rights or Summit Know-How, infringes or misappropriates any Patent Rights or other intellectual property of any Third Party.

10.2.6.	Validity. To Summit’s knowledge, the Summit Patent Rights in the Sarepta Territory existing as of the Effective Date, are, or, upon issuance, will be, valid and enforceable patents and no Third Party has challenged or threatened to challenge the scope, validity or enforceability of any such Summit Patent Right (including, by way of example, through opposition or the institution or written threat of institution of interference, nullity or similar invalidity proceedings before the United States Patent and Trademark Office or any analogous foreign Governmental Authority).

10.2.7.	Diligent Prosecution and Maintenance. Summit and its Affiliates have complied with all applicable Laws, including any duties of candor to applicable patent offices, in connection with the filing, prosecution and maintenance of the Summit Patent Rights existing as of the Effective Date.

10.2.8.	Existing Summit In-Licenses. Subject to the “Non-Commercial Use” (as defined in the University of Oxford Option Agreement) rights retained by Oxford under the University of Oxford Option Agreement, and the rights retained by Oxford to the extent Summit does not exercise the options therein, none of the Existing Summit In-Licenses (or any agreement to which Summit is a party) contain provisions that conflict with the exclusive rights and licenses granted to Sarepta hereunder or cause Summit to cease to Control any Summit Technology.

10.2.9.	No Defaults under Existing Summit In-Licenses. To Summit’s knowledge, neither Summit nor its Affiliates are in breach or default under any Existing Summit In-License, and neither Summit nor its Affiliates have received any written notice of breach or default with respect to any Existing Summit In-License.

10.2.10.	Invention Assignments. Summit has obtained from all inventors of Summit Technology owned by Summit as of the Effective Date valid and enforceable agreements assigning to Summit each such inventor’s entire right, title and interest in and to all such Summit Technology.

10.2.11.	Absence of Litigation. There is no (a) claim, demand, suit, proceeding, arbitration, inquiry, investigation or other legal action of any nature, civil, criminal, regulatory or otherwise, pending or, to Summit’s knowledge, threatened against Summit or any of its Affiliates or (b) judgment or settlement against or owed by Summit or any of its Affiliates, in each case, in connection with the Summit Technology existing as of the Effective Date.

10.3.	Representations and Warranties of Sarepta. Sarepta represents and warrants to Summit as of the Effective Date that is not a party to any agreement with a Third Party under which it Controls Know-How or Patent Rights that are reasonably necessary or useful to Develop or Commercialize Licensed Products in the Field in the Summit Territory or that would require Summit to make any payment in connection with Summit’s or its Related Parties’ Development or Commercialization of Licensed Products in the Field in the Summit Territory.

10.4.	Warranty Disclaimer. EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY REPRESENTATION OR EXTENDS ANY WARRANTY OF ANY KIND, EITHER EXPRESS OR IMPLIED, TO THE OTHER PARTY WITH RESPECT TO ANY TECHNOLOGY, LICENSED PRODUCT, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND HEREBY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT WITH RESPECT TO ANY AND ALL OF THE FOREGOING. EACH PARTY HEREBY DISCLAIMS ANY REPRESENTATION OR WARRANTY THAT THE DEVELOPMENT, MANUFACTURE OR COMMERCIALIZATION OF THE LICENSED PRODUCTS PURSUANT TO THIS AGREEMENT WILL BE SUCCESSFUL OR THAT ANY PARTICULAR SALES LEVEL WITH RESPECT TO THE LICENSED PRODUCTS WILL BE ACHIEVED.

10.5.	Mutual Covenants.

10.5.1.	Non-Contravention. During the Term, neither Party, nor its Related Parties, will grant any right to any Third Party that would conflict with the rights granted to the other Party hereunder. Each Party will comply with each In-License to which it is a Party and will not materially breach or otherwise take any action that would permit the licensor thereunder to terminate such In-License without the prior written consent of the other Party if such termination would adversely affect the rights of the other Party hereunder.

10.5.2.	Compliance with Laws. Each Party and its Related Parties shall conduct the Collaboration and the Development, Manufacture and Commercialization of the Licensed Products in accordance with all Laws, including applicable governmental regulations concerning good laboratory practices, good clinical practices and good manufacturing practices.

10.5.3.

Debarment. Neither Party nor any of its Affiliates will use in any capacity, in connection with the Collaboration or the performance of its obligations under this Agreement, any Person that has been debarred pursuant to Section 306 of the United States Federal Food, Drug, and Cosmetic Act, as amended, or that is the subject of a conviction described in such section. Each Party agrees to inform the other Party in writing immediately if it or any Person that is performing activities in the Collaboration or under this Agreement, is debarred or is subject to debarment or is the subject of a conviction described in Section 306, or if any action, suit, claim, investigation or legal or administrative proceeding is pending or, to the best of the notifying Party’s knowledge, is threatened, relating to the debarment or conviction of the notifying Party or any Person used in any capacity by such Party or any of its Affiliates in connection with the Collaboration or the performance of its other obligations under this Agreement.

10.6.	Summit Spending Commitment. So long as Development activities with respect to the Benzoxazole Licensed Product have not ceased, Summit shall spend a total of at least [**] in the performance of its activities under the Development Plan prior to the end of 2019.

11.	INDEMNIFICATION; LIMITATION OF LIABILITY; INSURANCE

11.1.	General Indemnification by Sarepta. Sarepta shall indemnify, hold harmless, and defend Summit, its Related Parties, and their respective directors, officers, employees and agents (“Summit Indemnitees”) from and against any and all Third Party claims, suits, losses, liabilities, damages, costs, fees and expenses (including reasonable attorneys’ fees and litigation expenses) (collectively, “Losses”) arising out of or resulting from, directly or indirectly, (a) any breach of, or inaccuracy in, any representation or warranty made by Sarepta in this Agreement, or any breach or violation of any covenant or agreement of Sarepta in or in the performance of this Agreement or (b) the negligence or willful misconduct by or of Sarepta or its Related Parties, and their respective directors, officers, employees and agents in the performance of Sarepta’s obligations under this Agreement. Sarepta shall have no obligation to indemnify the Summit Indemnitees to the extent that the Losses arise out of or result from, directly or indirectly, any breach of, or inaccuracy in, any representation or warranty made by Summit in this Agreement, or any breach or violation of any covenant or agreement of Summit in or in the performance of this Agreement, or the negligence or willful misconduct by or on behalf of any of the Summit Indemnitees, or matters for which Summit is obligated to indemnify Sarepta under Section 11.2 or Section 11.3.

11.2.	General Indemnification by Summit. Summit shall indemnify, hold harmless, and defend Sarepta, its Related Parties and their respective directors, officers, employees and agents (“Sarepta Indemnitees”) from and against any and all Losses arising out of or resulting from, directly or indirectly, (a) any breach of, or inaccuracy in, any representation or warranty made by Summit in this Agreement, or any breach or violation of any covenant or agreement of Summit in or in the performance of this Agreement or (b) the negligence or willful misconduct by or of Summit or its Related Parties, and their respective directors, officers, employees and agents in the performance of Summit’s obligations under this Agreement. Summit shall have no obligation to indemnify the Sarepta Indemnitees to the extent that the Losses arise out of or result from, directly or indirectly, any breach of, or inaccuracy in, any representation or warranty made by Sarepta in this Agreement, or any breach or violation of any covenant or agreement of Sarepta in or in the performance of this Agreement, or the negligence or willful misconduct by or on behalf of any of the Sarepta Indemnitees, or matters for which Sarepta is obligated to indemnify Summit under Section 11.1 or Section 11.3.

11.3.	Product Liability. Any Losses arising out of Third Party product liability claims arising from manufacturing defects in Licensed Products Manufactured by Summit shall be borne by Summit. Any other Losses arising out of Third Party product liability claims arising from the Development or Commercialization of Licensed Products shall be (a) borne by Sarepta, to the extent such Losses were incurred with respect to the Development or Commercialization of the Licensed Products in or for the Sarepta Territory by or on behalf of Sarepta and its Related Parties and (b) be borne by Summit, to the extent such Losses were incurred with respect to Development or Commercialization of the Licensed Products in or for the Summit Territory by or on behalf of Summit and its Related Parties. The Party bearing such Losses in accordance with this Section 11.3 shall indemnify, hold harmless and defend the other Party and its Related Parties and their respective directors, officers, employees and agents from and against such Losses.

11.4.	Indemnification Procedure. In the event of any indemnified claim against any Sarepta Indemnitee or Summit Indemnitee (individually, an “Indemnitee”), the indemnified Party shall promptly notify the other Party in writing of the claim and the indemnifying Party shall manage and control, at its sole expense, the defense of the claim and its settlement; provided, however, that the indemnifying Party may not settle the claim without the indemnified Party’s prior written consent (not to be unreasonably withheld), if such settlement materially adversely impacts the indemnified Party’s rights or obligations. The Indemnitee shall cooperate with the indemnifying Party and may, at its option and expense, be represented in any such action or proceeding. The indemnifying Party shall not be liable for any settlements, litigation costs or expenses incurred by any Indemnitee without the indemnifying Party’s written authorization. Notwithstanding the foregoing, if the indemnifying Party believes that any of the exceptions to its obligation of indemnification of the Indemnitees set forth in Sections 11.1, 11.2 or 11.3 may apply, then the indemnifying Party shall promptly notify the Indemnitees, who shall then have the right to be represented in any such action or proceeding by separate counsel at their expense; provided that the indemnifying Party shall be responsible for payment of such expenses if the Indemnitees are ultimately determined to be entitled to indemnification from the indemnifying Party for the matters to which the indemnifying Party notified the Indemnitees that such exception(s) may apply.

11.5.	Limitation of Liability. NEITHER PARTY WILL BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL, EXEMPLARY, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT OR THE EXERCISE OF ITS RIGHTS HEREUNDER, INCLUDING LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF SUCH DAMAGES, EXCEPT AS A RESULT OF A PARTY’S WILLFUL MISCONDUCT OR A BREACH OF THE CONFIDENTIALITY AND NON-USE OBLIGATIONS IN SECTION 9. NOTHING IN THIS SECTION 11.5 IS INTENDED TO LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF EITHER PARTY.

11.6.	Insurance. Each Party shall maintain insurance during the Term and for a period of at least two (2) years after the last commercial sale of any Licensed Product under this

Agreement, with a reputable, solvent insurer in an amount appropriate for its business and products of the type that are the subject of this Agreement, and for its obligations under this Agreement. Specifically, each Party shall maintain product liability insurance and clinical trial liability insurance with limits of at least [**] per occurrence and in annual aggregate. Upon request, each Party shall provide the other Party with evidence of the existence and maintenance of such insurance coverage.

12.	INTELLECTUAL PROPERTY OWNERSHIP, PROTECTION AND RELATED MATTERS

12.1.	Ownership. Except as otherwise expressly set forth in this Agreement, Summit retains all of its rights, title and interests in and to the Summit Patent Rights, and Summit Know-How and Sarepta retains all of its rights, title and interests in and to the Sarepta Patent Rights and Sarepta Know-How. Each Party shall own the entire right, title and interest in and to all Know-How (and Patent Rights claiming patentable inventions therein) first made or invented solely by the employees or consultants of such Party in the course of the Collaboration. The Parties shall jointly own or Control all rights, title and interests in and to the Collaboration Technology. Inventorship shall be determined in accordance with U.S. patent Laws.

12.1.1.	Right to Practice Collaboration Technology. Subject to the rights and licenses granted to, and the obligations of, each Party pursuant to this Agreement, each Party is entitled to exploit and practice Collaboration Technology for all purposes on a worldwide basis and to license Collaboration Technology, in each case, without consent of and without a duty of accounting to the other Party. Each Party will grant and hereby does grant all permissions, consents and waivers with respect to, and all licenses under, the Collaboration Technology, throughout the world, necessary to provide the other Party with such rights of use and exploitation of the Collaboration Technology, and will execute documents as necessary to accomplish the foregoing.

12.1.2.	Disclosure. Each Party shall promptly disclose to the other Party any invention disclosures, or other similar documents, submitted to it by its employees, agents or independent contractors during the Term describing Collaboration Know-How or any Sarepta Know-How or Summit Know-How made or invented in the course of the Collaboration and shall notify the other Party if it intends to file any patent application disclosing or claiming any such Know-How or invention. In addition, each Party will disclose to the other Party any such information related to such technology, to the extent patentable, necessary for the filing, prosecution or maintenance of any Patent Right Covering Collaboration Know-How, Summit Know-How or Sarepta Know-How in accordance with the terms and conditions of this Article 12.

12.1.3.

Employee Assignment Obligations; Third Party Intellectual Property Agreements. Each Party shall ensure that all of its employees and all of its Affiliates’ employees acting under its or its Affiliates’ authority in the performance of this Agreement assign to such Party under a binding written agreement all Know-How and Patent Rights discovered, made or conceived by such employee as a result of such employee’s employment. In addition, each Party shall use Commercially Reasonable Efforts to include in agreements between such Party and its Affiliates, on the one hand, and Third Parties engaged under such agreements to perform activities under this Agreement that are reasonably expected to generate Know-How or Patent Rights, on the other hand, binding agreements granting such Party Control of such generated Know-How and Patent Rights that are reasonably necessary or useful for the Development, Manufacture and Commercialization of Licensed Products hereunder; provided that, in entering into such a Third Party agreement, a Party may, in the exercise of reasonable business judgment, accept less than such rights if such Party determines that such rights cannot be obtained from such Third Party on commercially reasonable terms and that such agreement is nonetheless consistent with and advisable to further the Parties’ related Development, Manufacturing and Commercialization goals under this Agreement.

12.2.	Prosecution and Maintenance of Patent Rights.

12.2.1.	Sarepta Patent Rights. Sarepta has the sole responsibility to, at Sarepta’s discretion, file, prosecute and maintain, all Sarepta Patent Rights, in Sarepta’s name.

12.2.2.	Summit Patent Rights and Collaboration Patent Rights.

(a)	Responsibility. Subject to Section 12.2.2(c), Summit has the sole responsibility to, at Summit’s discretion, file, prosecute and maintain, all Summit Patent Rights in Summit’s name and Collaboration Patent Rights jointly in the name of each Party, in the case of Collaboration Patent Rights, using counsel reasonably acceptable to Sarepta. Summit agrees to use Commercially Reasonable Efforts to prosecute and maintain all Summit Patent Rights and Collaboration Patent Rights throughout the world; [**].

(b)	Consultation with Sarepta. Notwithstanding the foregoing Section 12.2.2(a), Summit shall consult with Sarepta on the preparation, filing, prosecution and maintenance of all Summit Patent Rights and Collaboration Patent Rights throughout the world. Summit shall furnish Sarepta with copies of documents relevant to such preparation, filing, prosecution and maintenance in sufficient time prior to filing such document or making any payment due thereunder to allow for review and comment by Sarepta and shall consider in good faith timely comments from Sarepta thereon. Summit shall also furnish Sarepta with copies of all final filings and responses made to any patent authority with respect to all such Patent Rights in a timely manner following submission thereof.

(c)	Sarepta Step-In Right. In the event that Summit elects not to file, prosecute or maintain patent protection on any Summit Patent Rights or Collaboration Patent Rights in the Sarepta Territory, subject to the terms and conditions of any applicable Summit In-License, Sarepta shall have the right (but not the obligation), at its expense, to file, prosecute and maintain in any country patent protection on such abandoned Patent Rights in the Sarepta Territory. If Sarepta exercises such step-in right, then (i) Sarepta will control, and have final decision making authority with respect to, the filing, prosecution and maintenance of applicable Summit Patent Rights or Collaboration Patent Rights at its sole cost and expense and (ii) Sarepta shall have the right to offset [**] of all reasonable Out-of-Pocket Costs arising from such prosecution and maintenance against any royalties that become payable to Summit hereunder with respect to Licensed Products Covered by such Summit Patent Rights or Collaboration Patent Rights based on Net Sales in the applicable country(ies) of the Sarepta Territory. In addition, Summit shall use Commercially Reasonable Efforts to make available to Sarepta its authorized attorneys, agents or representatives, and such of its employees, in each case, as are reasonably necessary to assist Sarepta in obtaining and maintaining the patent protection described under this Section 12.2.2. Summit shall sign or use Commercially Reasonable Efforts to have signed all legal documents necessary to file and prosecute such patent applications or to obtain or maintain such patents.

12.2.3.	Cooperation. Each Party hereby agrees: (a) to make its employees, agents and consultants reasonably available to the other Party (or to the other Party’s authorized attorneys, agents or representatives), to the extent reasonably necessary to enable such Party to undertake patent prosecution; (b) to provide the other Party with copies of all material correspondence pertaining to prosecution with the patent offices; (c) to cooperate, if necessary and appropriate, with the other Party in gaining patent term extensions wherever applicable to Patent Rights licensed under this Agreement and (d) to endeavor in good faith to coordinate its efforts with the other Party to minimize or avoid interference with the prosecution and maintenance of the other Party’s patent applications.

12.3.	Infringement by Third Parties; Defense Actions.

12.3.1.

Notices. Each Party shall promptly report in writing to the other Party any (a) known or suspected infringement of any Summit Technology or Sarepta Technology or (b) unauthorized use or misappropriation of any Confidential Information or Know-How of a Party by a Third Party of which it becomes aware, in each case, to the extent such infringing, unauthorized or misappropriating activities involve, as to a Licensed Product, a competing product in the Field ((a) and (b) collectively, “Competitive Infringement”), (c) Third Party’s challenge to the validity, scope or enforceability of a Summit

Patent Right, Sarepta Patent Right or Collaboration Patent Right or (d) initiation by a Third Party of any opposition or inter partes review proceeding against any Summit Patent Right, Sarepta Patent Right or Collaboration Patent Right (a “Defense Action”), and shall provide the other Party with all available evidence and information regarding such Competitive Infringement or Defense Action.

12.3.2.	Rights to Enforce and Defend.

(a)	Sarepta Territory. Sarepta shall have the sole and exclusive right to initiate an infringement or other appropriate suit or administrative proceeding in the Sarepta Territory against any Third Party as to any Competitive Infringement in the Sarepta Territory of any Sarepta Technology, and, Sarepta shall have the first right, but not the obligation, to initiate an infringement or other appropriate suit or administrative proceeding in the Sarepta Territory against any Third Party as to any Competitive Infringement in the Sarepta Territory of any Summit Technology (subject to the provisions of any Summit In-License) or Collaboration Technology. Likewise, Sarepta will have the first right, but not the obligation, to defend against any Defense Action in the Sarepta Territory relating to a Summit Patent Right (subject to the provisions of any Summit In-License) or Collaboration Patent Right, and will have the sole and exclusive right to defend any Defense Action in the Sarepta Territory relating to a Sarepta Patent Right.

(b)	Summit Territory. Summit shall have the sole and exclusive right to initiate an infringement or other appropriate suit or administrative proceeding in the Summit Territory against any Third Party as to any Competitive Infringement in the Summit Territory of any Summit Technology, and Summit shall have the first right, but not the obligation, to initiate an infringement or other appropriate suit or administrative proceeding in the Summit Territory against any Third Party as to any Competitive Infringement in the Summit Territory of any Sarepta Technology (subject to the provisions of any Sarepta In-License) or Collaboration Technology. Likewise, Summit will have the sole and exclusive right, but not the obligation, to defend against any Defense Action in the Summit Territory relating to the Summit Patent Rights and shall have the first right, but not the obligation, to defend any Defense Action in the Summit Territory relating to the Collaboration Patent Rights or Sarepta Patent Rights (subject to the provisions of any Sarepta In-License).

(c)

Step-In Right. If within [**] after a Party’s receipt of a notice of a Competitive Infringement or Defense Action (or such lesser time so that the other Party’s rights are not prejudiced by the delay) with respect to which such Party has the first right (but not sole and exclusive right) to initiate an infringement or other appropriate suit or administrative proceeding as to such Competitive Infringement or to defend such Defense Action, such Party does not take any action as described in Section 12.3.2(a) or Section 12.3.2(b) and permitted hereunder against such Competitive Infringement or in defense of such Defense Action, then the other Party may in its sole discretion, bring and control any legal action in connection with such Competitive Infringement or Defense Action at its sole expense, subject to the provisions of any applicable In-License.

12.3.3.	Procedures; Expenses and Recoveries. The Party having the right to initiate or defend any suit, action or administrative proceeding to challenge any Competitive Infringement or to defend a Defense Action under Section 12.3.2 shall have the sole and exclusive right to select counsel for any such suit, action or proceeding and shall pay all expenses of the suit, action or proceeding, including attorneys’ fees and court costs and reimbursement of the other Party’s reasonable Out-of-Pocket Costs in rendering assistance requested by the initiating or defending Party. If required under applicable Law in order for the initiating or defending Party to initiate, defend or maintain such suit, action or proceeding, or if either Party is unable to initiate, prosecute or defend such suit, action or proceeding solely in its own name or it is otherwise advisable to obtain an effective legal remedy, in each case, the other Party shall join as a party to the suit, action or proceeding and will execute and cause its Affiliates to execute all documents necessary for the initiating or defending Party to initiate, maintain or defend such suit, action or proceeding. In addition, at the initiating or defending Party’s request, the other Party shall provide reasonable assistance to the initiating or defending Party in connection with such suit, action or proceeding at no charge to the initiating or defending Party except for reimbursement by the initiating or defending Party of reasonable Out-of-Pocket Costs incurred in rendering such assistance. The non-initiating or non-defending Party shall have the right to participate and be represented in any such suit, action or proceeding by its own counsel at its own expense. If the Parties obtain from a Third Party, in connection with such a suit, action or proceeding, any damages, license fees, royalties or other compensation (including any amount received in settlement of such litigation or the applicable dispute), then such amounts shall be allocated in all cases as follows:

(a)	first, to reimburse each Party for all expenses of the suit incurred by the Parties, including attorneys’ fees and disbursements, court costs and other litigation expenses;

(b)	second, [**] of the balance to be paid to Sarepta with respect to enforcement of the Sarepta Technology in the Sarepta Territory or to Summit with respect to enforcement of the Summit Technology in the Summit Territory; and

(c)	third, [**] of the balance to be paid to the Party initiating the suit and [**] of the balance to be paid to the other Party.

12.3.4.	Settlement. Neither Party will enter into any settlement of any an infringement or other appropriate suit or administrative proceeding against a Competitive Infringement or any Defense Action that could reasonably be expected to materially adversely affect the other Party’s rights or interests without such other Party’s written consent, which consent will not be unreasonably withheld.

12.4.	Patent Term Extensions. Subject to the provisions of any Summit In-License, Summit shall use Commercially Reasonable Efforts to obtain all available supplementary protection certificates (“SPC”) and other extensions of Summit Patent Rights in the Sarepta Territory. If more than one patent is eligible for extension or patent term restoration in the Sarepta Territory, then the Parties will use good faith efforts to mutually agree on a strategy with the goal of maximizing patent protection and commercial value for the Licensed Product, and, subject to the provisions of any Summit In-License, Summit will seek patent term extensions, restorations and SPCs in accordance with that strategy. Sarepta will execute such authorizations and other documents and take such other actions as may be reasonably requested by Summit to obtain any such extensions, restorations and SPCs.

12.5.	Common Interest. All information exchanged between the Parties’ representatives regarding the preparation, filing, prosecution, maintenance, enforcement or defense of the Patents Rights under this Section 12 will be deemed Confidential Information. In addition, the Parties acknowledge and agree that, with regard to such preparation, filing, prosecution, maintenance and enforcement of the Patents Rights under this Section 12, the interests of the Parties as collaborators and licensor and licensee are to obtain the strongest patent protection possible, and as such, are aligned and are legal in nature. The Parties agree and acknowledge that they have not waived, and nothing in this Agreement constitutes a waiver of, any legal privilege concerning the Patents Rights under this Section 12, including privilege under the common interest doctrine and similar or related doctrines.

12.6.	EU Unitary Patent System. Without limitation of Sarepta’s rights under this Section 12, Sarepta shall have the exclusive right to opt-in and opt-out the Sarepta Patent Rights, Summit Patent Rights (subject to the provisions of any Summit In-License) and Collaboration Patent Rights from the jurisdiction of the E.U. Unified Patent Court, in accordance with Unified Patent Court (Regulation (E.U.) No. 1257/2012) and its applicable Annexes and Rules of Procedure, as amended and from time to time in effect, and Summit shall not do so.

12.7.

Third Party Infringement Claims. If a Third Party sues a Party alleging that the sued Party’s, or the sued Party’s Sublicensee’s, Development, Manufacture or Commercialization of a Licensed Product infringes or will infringe said Third Party’s intellectual property, then upon the sued Party’s request and in connection with the sued Party’s defense of any such Third Party suit, the other Party will provide reasonable assistance to the sued Party for such defense. The sued Party will keep the other Party, if such other Party has not joined in such suit, reasonably informed regarding such suit on a quarterly basis, in person or by telephone, prior to and during the pendency of any such suit.

12.8.	Trademarks.

12.8.1.	Use of Trademarks in Each Party’s Territory. Each Party has the right to use any trademark it owns or controls (other than by virtue of a license under this Section 12.8) for Licensed Products in its Territory at its sole discretion, and each Party and its Affiliates shall retain all rights, title and interests in and to its and their respective corporate names and logos.

12.8.2.	Product Trademarks. Sarepta will develop and propose, and the JSC shall review and comment on, one or more Product Trademark(s) for use by Sarepta and its Related Parties throughout the Sarepta Territory. Such Product Trademark(s) considered by the JSC may include the Product Trademark(s) developed or used by Summit with respect to the Commercialization of Licensed Products in the Summit Territory (the “Summit Trademarks”). Any Product Trademark(s) (other than the Summit Trademarks) that are used by Sarepta to Commercialize Licensed Products in the Sarepta Territory are hereinafter referred to as the “Sarepta Trademarks.” Summit (or its Related Parties, as appropriate) shall own all rights to Summit Trademarks, and all goodwill associated therewith, throughout the Summit Territory and the Sarepta Territory. Sarepta (or its Related Parties, as appropriate) shall own all rights to Sarepta Trademarks and all goodwill associated therewith, throughout the Sarepta Territory and Summit Territory. Summit shall also own rights to any Internet domain names incorporating the applicable Summit Trademarks or any variation or part of such Summit Trademarks used as its URL address or any part of such address; and Sarepta shall also own rights to any Internet domain names incorporating the applicable Sarepta Trademarks or any variation or part of such Sarepta Trademarks used as its URL address or any part of such address.

12.8.3.

Sarepta’s Use of Summit Trademarks. If Sarepta or its Related Parties use any Summit Trademarks to Commercialize any Licensed Product in the Sarepta Territory, then the following provisions shall apply: Summit shall and hereby does grant to Sarepta an exclusive royalty-free, fully paid-up, irrevocable, perpetual license to use the applicable Summit Trademark(s) and the goodwill associated therewith to Commercialize such Licensed Product in the Sarepta Territory. Sarepta agrees that the quality of such Licensed Product and the Manufacture and Commercialization thereof shall be consistent with the quality standards applied by Summit thereto. In addition, Sarepta shall comply strictly with Summit’s trademark style and usage standards that Summit provides to Sarepta in writing from time to time with respect to the Summit Trademarks. Sarepta shall at its own expense, at the request of Summit from time to time, submit to Summit for approval a reasonable number of production samples of such Licensed Product and related packaging materials. In the event that Summit reasonably objects to the quality of such Licensed Product or the usage of the Summit Trademarks in connection with any sample, it shall give written notice of such objection to Sarepta within sixty (60) days of receipt by Summit of the sample, specifying the way in which such usage of its Summit Trademarks fails to meet the style, usage or quality standards for such Licensed Product set forth in the first two sentences of this Section 12.8.3, and Sarepta shall immediately cease sale and distribution of such Licensed Product. If Sarepta wishes to continue to distribute and sell such Licensed Product, then it must remedy the failure and submit further samples to Summit for approval.

12.8.4.	Summit’s Use of Sarepta Trademarks. Neither Summit nor its Related Parties shall use any Sarepta Trademarks to Commercialize any Licensed Product in the Summit Territory; provided that, Sarepta does not adopt any Sarepta Trademark that is confusingly similar to or incorporates any Summit Trademark.

12.8.5.	Maintenance and Enforcement. If Summit Trademarks are used to Commercialize any Licensed Product in the Sarepta Territory, then Summit will use Commercially Reasonable Efforts to establish, maintain, enforce and defend such Summit Trademarks in the applicable countries of the Sarepta Territory during the Term. Sarepta shall be responsible for [**] of the costs of such efforts in the Sarepta Territory and Sarepta shall reimburse Summit for all such costs incurred by Summit within forty-five (45) days after receiving any invoice from Summit for such costs. Sarepta will use Commercially Reasonable Efforts to establish, maintain, enforce and defend any Sarepta Trademarks in the Sarepta Territory during the Term, at its expense for so long as they are being used in connection with Licensed Products.

12.8.6.	Product Trademark Infringement. In the event either Party becomes aware of any infringement of any Product Trademark by a Third Party, such Party shall promptly notify the other Party and the Parties shall consult with each other and jointly determine the best way to prevent such infringement, including by the institution of legal proceedings against such Third Party.

12.8.7.	Use of Names. For the avoidance of doubt, neither Party shall have any right to use the other Party’s or the other Party’s Affiliates’ corporate names or logos in connection with Commercialization of Licensed Products.

12.9.	Acknowledgment. It is the intention of the Parties that this Agreement is a “joint research agreement” pursuant to Section 35 U.S.C. 102(c).

13.	TERM AND TERMINATION

13.1.	Term. This Agreement shall be effective as of the Effective Date and, unless terminated earlier pursuant to Section 13.2, this Agreement shall continue in effect on a Licensed

Product-by-Licensed Product and country-by-country basis until expiration of the last Royalty Term to expire under this Agreement (“Term”). Upon expiration of the Term, all licenses granted to Sarepta under Section 7.1 then in effect shall become fully paid-up, perpetual, irrevocable licenses and all licenses granted to Summit under Section 7.2 then in effect shall become fully paid-up, perpetual, irrevocable licenses.

13.2.	Termination Rights.

13.2.1.	Termination for Convenience.

(a)	By Sarepta. Sarepta shall have the right to terminate this Agreement in its entirety or on a Licensed Product-by-Licensed Product or country-by-country basis at any time after the Effective Date on six (6) months’ prior written notice to Summit. If Sarepta terminates this Agreement with respect to one or more, but not all, countries in the Sarepta Territory, then those countries will cease being part of the Sarepta Territory commencing on the effective date of such termination.

(b)	Summit’s Resulting Right. If any termination by Sarepta pursuant to Section 13.2.1(a) prevents Sarepta from satisfying its obligations with respect to the Terminated Licensed Product in the Major European Countries as set forth in Sections 3.3 and 4.1.1, then such termination shall give Summit the right to terminate this Agreement with respect to such Terminated Licensed Product as to the EU by providing written notice to Sarepta within [**] of Summit’s receipt of Sarepta’s notice of termination pursuant to Section 13.2.1(a). If any termination by Sarepta pursuant to Section 13.2.1(a) prevents Sarepta from satisfying its obligations with respect to the Terminated Licensed Product in the Major Option Countries as set forth in Sections 3.3 and 4.1.1, then such termination shall give Summit the right to terminate this Agreement with respect to such Terminated Licensed Product as to the Option Territory by providing written notice to Sarepta within [**] of Summit’s receipt of Sarepta’s notice of termination pursuant to Section 13.2.1(a). The effects of such termination will be as if Summit terminated this Agreement with respect to such Terminated Licensed Product in the EU or the Option Territory, as applicable, pursuant to Section 13.2.2.

13.2.2.

Termination for Cause. This Agreement may be terminated, in its entirety or on a Licensed Product-by-Licensed Product basis, at any time during the Term upon written notice by either Party if the other Party is in material breach of its obligations hereunder and has not cured such breach within [**] in the case of a payment breach, or within [**] in the case of all other breaches, after notice requesting cure of the breach; provided, however, that if any breach other than a payment breach is not reasonably curable within [**] and if a Party is making a bona fide effort to cure such breach, then such termination shall be delayed for a time period to be agreed by both Parties, not to exceed an additional [**], in order to permit such Party a reasonable period of time to cure such breach. For the avoidance of doubt, any failure by Sarepta to satisfy its diligence obligations in Sections 2.4, 3.3 or 4.1.1 with respect to a Licensed Product shall be deemed a material breach only with respect to such Licensed Product for purposes of this Section 13.2.2. If Sarepta fails to satisfy its diligence obligations in Sections 3.3 or 4.1.1 as to a Licensed Product in the Major European Countries or, if applicable, the Major Option Countries, then Summit shall have the right to terminate this Agreement as to such Licensed Product only in the EU or the Option Territory, as applicable, as a result of such failure. If Sarepta fails to satisfy its diligence obligations in Sections 3.3 or 4.1.1 as to any country in the Sarepta Territory outside the EU and the Option Territory, then Summit shall have the right to terminate this Agreement as to such Licensed Product only in such country as a result of such failure. If either Party initiates a dispute resolution procedure in accordance with Section 14.3.2 to resolve a dispute, claim or controversy regarding the material breach for which termination is being sought and is diligently pursuing such procedure, then the cure period set forth in this Section 13.2.2 will be tolled during the pendency of such dispute resolution procedure.

13.2.3.	Termination for Safety Reasons.

(a)	Termination by Sarepta. At any time during the [**] after the Effective Date, Sarepta may terminate this Agreement with respect to the Benzoxazole Licensed Product on not less than [**] prior written notice to Summit if Sarepta reasonably determines based upon its review of the clinical data or upon a determination by an applicable drug safety monitoring board or Governmental Authority that the Benzoxazole Licensed Product caused or is likely to cause a fatal, life-threatening or other Serious Adverse Event that is reasonably expected, based upon then-available data, to preclude continued Development or Commercialization of the Benzoxazole Licensed Product (such termination, a “Safety Termination”). Upon delivery of any such notice of a Safety Termination, each Party may wind-down its then on-going activities related to the Benzoxazole Licensed Product, including any on-going Clinical Studies, in accordance with Section 13.3.2(c)(ii) (to the extent consistent with applicable Laws).

(b)	Termination by Consensus. The Parties may terminate this Agreement on a Licensed Product-by-Licensed Product basis prior to expiration of the [**] notice period provided in Section 13.3.2(a) upon written agreement if the Parties: (i) reach consensus that the Party proposing the Safety Termination is unable to continue Developing or Commercializing a Licensed Product in the Field in its Territory; and (ii) have completed all applicable wind-down and other transition activities, including those set forth in Section 13.3.2(c)(ii).

13.2.4.	Challenges of Patent Rights. In the event that Sarepta or any of its Related Parties (a) commences or participates in any action or proceeding (including any patent opposition or re-examination proceeding), or otherwise asserts any claim, challenging or denying the validity or enforceability of any Summit Patent Right or any claim thereof or (b) actively assists any other Person in bringing or prosecuting any action or proceeding (including any patent opposition or re-examination proceeding) challenging or denying the validity or enforceability of any of such Summit Patent Rights or any claim thereof, then (i) Sarepta shall give notice thereof to Summit within [**] of taking such action (or becoming aware that its Related Party has taken such action) and (ii) Summit will have the right, in its sole discretion to give notice to Sarepta that the licenses granted to Sarepta with respect to all or any portion of the Summit Patent Rights licensed to Sarepta under this Agreement will terminate [**] following such notice (or such longer period as Summit may designate in such notice) unless (x) Sarepta withdraws or causes to be withdrawn all such challenge or (y) in the case of ex-parte proceedings, multi-party proceedings or other patent challenges that Sarepta or Sarepta’s Related Parties do not have the power to unilaterally withdraw or cause to be withdrawn, Sarepta and Sarepta’s Related Parties cease assisting any other party to such patent challenge and, to the extent Sarepta or a Sarepta Related Party is a party to such patent challenge, it withdraws from such patent challenge, in each case, within such [**]day period. In the event that Summit is not permitted under Law to terminate the licenses with respect to all Summit Patent Rights under this Agreement, then the Parties agree to construe this provision to permit Summit to terminate only the licenses to that portion of such Summit Patent Rights with respect to which Summit may terminate consistent with applicable Law. The foregoing shall not apply with respect to (A) any patent challenge described in clause (a) or (b) above that is made in defense of Summit’s assertion of any Summit Patent Right against Sarepta or any of its Related Parties and (B) any patent challenge commenced by a Third Party that after the Effective Date acquires or is acquired by Sarepta or its Related Parties or its or their business or assets, whether by stock purchase, merger, asset purchase or otherwise, provided that such patent challenge commenced prior to the closing of such acquisition.

13.3.	Effect of Termination.

13.3.1.	Termination by Sarepta for Summit Breach. Without limiting any other legal or equitable remedies that either Party may have, if Sarepta has the right to terminate this Agreement pursuant to Section 13.2.2 in its entirety or with respect to a particular Licensed Product(s) (in the form such Licensed Product exists as of the effective date of termination, a “Terminated Licensed Product”), then Sarepta may elect, upon written notice to Summit, to either:

(a)	Termination. Terminate this Agreement in its entirety, in which case:

(i)	all license grants in this Agreement from either Party to the other shall immediately terminate;

(ii)	Sarepta shall as promptly as practicable transfer to Summit or Summit’s designee (x) possession and ownership of all governmental or regulatory correspondence, conversation logs, filings and approvals (including all Regulatory Approvals and pricing and reimbursement approvals) relating to the Development, Manufacture or Commercialization of the Terminated Licensed Product and all Sarepta Trademarks used for the applicable Terminated Licensed Product(s) in the Field in the Sarepta Territory (but not any Sarepta house marks or any trademark containing the word “Sarepta” owned by Sarepta and used for the Terminated Licensed Products in the Field in the Sarepta Territory), (y) copies of all data, reports, records and materials, and other sales and marketing related information in Sarepta’s possession or Control to the extent that such data, reports, records, materials or other information relate to the Development, Manufacture or Commercialization of the Terminated Licensed Product, including all non-clinical and clinical data relating to the Terminated Licensed Product, and customer lists and customer contact information and all adverse event data in Sarepta’s possession or Control; provided that Sarepta shall use Commercially Reasonable Efforts to obtain for Summit the right to access all such data, reports, records, materials and other sales and marketing related information and (z) all records and materials in Sarepta’s possession or Control containing Confidential Information of Summit. Sarepta shall further appoint Summit as Sarepta’s or Sarepta’s Related Parties’ agent for all Licensed Product-related matters involving Regulatory Authorities in the Sarepta Territory until all Regulatory Approvals and other regulatory filings have been transferred to Summit or its designee; and

(iii)	Sarepta shall cease to have any financial obligations under this Agreement (including obligations with respect to Development Costs pursuant to Section 2.2.3 or payments pursuant to Article 8); or

(b)	Payment Reduction. Maintain this Agreement in full force and effect (foregoing the right to terminate this Agreement for such occurrence of such breach) and all amounts set forth in Article 8 that are thereafter owed by Sarepta to Summit shall be reduced by [**]. In addition to the reduction set forth in this Section 13.3.1(b), the consequences set forth in Section 13.4 shall also apply in the circumstances set forth therein.

13.3.2.	Termination for Safety Reasons; Termination by Summit for Sarepta Breach or Patent Challenge or by Sarepta for Convenience. Without limiting any other legal or equitable remedies that either Party may have, if this Agreement is terminated, in its entirety or with respect to a Terminated Licensed Product, by Sarepta under Section 13.2.1 or Section 13.2.3, or by Summit under Section 13.2.2, Section 13.2.3 or Section 13.2.4, then:

(a)	Milestone Payment. Irrespective of the termination of this Agreement, Sarepta shall make the non-refundable, non-creditable milestone payment to Summit set forth in TABLE 8.2.1(i) no later than the later of (i) April 1, 2017 or (ii) forty-five (45) days after the earliest date on which such milestone event has first been achieved with respect to the first Licensed Product to achieve such milestone event.

(b)	License Grant to Summit. The license grants to Summit with respect to the applicable Terminated Licensed Product(s) in Section 7.2 shall survive and shall be expanded to include the Sarepta Territory (or if the Agreement was only terminated with respect to some countries in the Sarepta Territory, those terminated counties (the “Terminated Countries”)).

(c)	On-Going Clinical Trials.

(i)	Completion. Upon termination of this Agreement in its entirety or with respect to a Licensed Product for any reason listed in this Section 13.3.2 other than pursuant to Section 13.2.3, the Parties may complete any ongoing Clinical Studies relating to the applicable Terminated Licensed Product(s) in the Sarepta Territory. A Clinical Study will be considered “ongoing” if the first patient visit in such Clinical Study had occurred but the last patient visit in such Clinical Study and database lock had not yet occurred at the time notice of termination was delivered.

(ii)	Wind-Down. Upon Summit’s receipt of notice of such termination of the Agreement or the Parties’ agreement to terminate pursuant to Section 13.2.3, each Party shall responsibly wind-down, in accordance with accepted pharmaceutical industry norms and ethical practices, any on-going Clinical Studies of the applicable Terminated Licensed Product(s).

(iii)

Responsibilities for Costs. Upon such termination, Sarepta shall reimburse Summit for forty-five percent (45%) of Summit’s Out-of-Pocket Costs incurred following the effective date of such termination in connection with the completion of such ongoing Clinical Studies pursuant to Section 13.3.2(c)(i) or the wind-down of such ongoing Clinical Studies pursuant to

Section 13.3.2(c)(ii). Summit shall invoice Sarepta following the end of each Calendar Quarter for such amounts due under this Section 13.3.2(c)(iii), and shall provide supporting documentation as reasonably requested by Sarepta, and Sarepta shall reimburse Summit for all such costs incurred by Summit within forty-five (45) days after receiving any invoice from Summit for such costs. Sarepta shall have the right to audit Summit’s records relating to such Out-of-Pocket Costs in accordance with Section 8.5.

(d)	Transfer of Regulatory Materials. At Summit’s option, Sarepta shall as promptly as practicable transfer to Summit or Summit’s designee (i) possession and ownership of all governmental or regulatory correspondence, conversation logs, filings and approvals (including all Regulatory Approvals and pricing and reimbursement approvals) relating to the Development, Manufacture or Commercialization of the applicable Terminated Licensed Product(s) in the applicable Terminated Country(ies), (ii) copies of all data, reports, records and materials and other sales and marketing related information in Sarepta’s possession or Control to the extent that such data, reports, records, materials or other information relate to the Development, Manufacture or Commercialization of the applicable Terminated Licensed Product(s) in the applicable Terminated Country(ies), including all non-clinical and clinical data relating to the applicable Terminated Licensed Product(s), and customer lists and customer contact information and all adverse event data in Sarepta’s possession or Control relating to the applicable Terminated Licensed Product(s); provided that Sarepta shall use Commercially Reasonable Efforts to obtain for Summit the right to access all such data, reports, records, materials and other sales and marketing related information and (iii) all records and materials in Sarepta’s possession or Control containing Confidential Information of Summit relating to the applicable Terminated Licensed Product(s) in the applicable Terminated Country(ies). Sarepta shall further appoint Summit as Sarepta’s or Sarepta’s Related Parties’ agent for all applicable Terminated Licensed Product(s)-related matters involving Regulatory Authorities in the Sarepta Territory (or the in the applicable Terminated Country(ies), if applicable) until all applicable Regulatory Approvals and other regulatory filings have been transferred to Summit or its designee.

(e)

Appointment as Distributor. Upon termination of this Agreement for any reason listed in this Section 13.3.2 other than pursuant to Section 13.2.3, at Summit’s option, if the effective date of termination is after First Commercial Sale, then Sarepta shall appoint Summit as its exclusive distributor of the applicable Terminated Licensed Product(s) in the Sarepta Territory (or the in the applicable Terminated Country(ies), if applicable) and grant Summit the right to appoint sub-distributors, until such time as all applicable Regulatory Approvals in the Sarepta Territory (or the in the applicable Terminated Country(ies), if applicable) have been transferred to Summit or its designee.

(f)	Third Party Agreements. Upon termination of this Agreement in its entirety or with respect to a Licensed Product for any reason listed in this Section 13.3.2 other than pursuant to Section 13.2.3, at Summit’s option, and to the extent permitted under Sarepta’s obligations to Third Parties at the time of termination, Sarepta shall transfer to Summit any Third Party agreements relating solely and exclusively to the Development, Manufacture or Commercialization of the applicable Terminated Licensed Product(s) to which Sarepta is a party, subject to any required consents of such Third Party, which Sarepta shall use Commercially Reasonable Efforts to obtain promptly.

(g)	Trademark Assignment. At Summit’s option, Sarepta shall promptly transfer and assign to Summit all of Sarepta’s and its Affiliates’ rights, title and interests in and to the Sarepta Trademark(s) used for the applicable Terminated Licensed Product(s) in the Field in the Sarepta Territory (but not any Sarepta house marks or any trademark containing the word “Sarepta” owned by Sarepta and used for the Terminated Licensed Products in the Field in the Sarepta Territory);

(h)	Supply of Terminated Licensed Product. At Summit’s option, Sarepta shall transfer to Summit any inventory of the applicable Terminated Licensed Product(s) Controlled by Sarepta or its Affiliates as of the termination date at the actual price paid by Sarepta for such supply.

(i)	Further Assistance. Sarepta shall provide any other assistance reasonably requested by Summit for the purpose of allowing Summit or its designee to proceed expeditiously with the Development, Manufacture and Commercialization of the applicable Terminated Licensed Product(s) in the Sarepta Territory. Sarepta shall execute all documents and take all such further actions as may be reasonably requested by Summit in order to give effect to the foregoing clauses.

13.4.	Breach of Summit’s Development Obligations for Next Generation Product. Without limiting Sarepta’s rights under Section 13.2.2 with respect to other material breaches, if Summit abandons substantially all of the activities allocated to it under the Development Plan with respect to the Next Generation Products, and Sarepta does not terminate this Agreement in its entirety for cause pursuant to Section 13.2.2, then, in addition to Sarepta’s remedies under Section 13.3.1(b), then Sarepta may elect to assume Summit’s Development responsibilities under the Collaboration with respect to such Next Generation Products, and if Sarepta does so assume such responsibilities, Sarepta will be entitled to the following remedies:

13.4.1.	Termination of Development Milestones. Sarepta’s obligation to pay then-unpaid development milestone fees with respect to Next Generation Products under Section 8.2 shall terminate.

13.4.2.	Tie Breaking Authority. Notwithstanding Section 5.4.3, the Chief Executive Officer of Sarepta or his or her designee shall have the deciding vote on any matter involving the Development of the Next Generation Products.

13.5.	Effect of Expiration or Termination; Survival. Expiration or termination of this Agreement shall not relieve the Parties of any obligation accruing prior to such expiration or termination; provided that, subject to Section 13.3.2(a), Sarepta will have no obligation to pay any milestone payments that accrue under Section 8.2 as a result of any milestone achieved thereunder following the date on which any notice of termination of this Agreement is provided. Any expiration or termination of this Agreement shall be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement prior to expiration or termination, including the obligation to pay royalties for the Terminated Licensed Product sold prior to such expiration or termination. The provisions of Sections 1, 7.6, 8.5, 8.6, 8.7, 8.8, 8.9, 9.1, 9.2.1, 10.4, 11, 12.1, 13.3, 13.4.2, 13.5 and 14 shall survive any expiration or termination of this Agreement in accordance with their terms. Except as otherwise set forth in this Section 13, upon termination or expiration of this Agreement all rights and obligations of the Parties under this Agreement shall cease.

14.	MISCELLANEOUS

14.1.

Standstill. For the period beginning on the Effective Date and ending on the date that Regulatory Approval is first received for a Licensed Product (the “Standstill Period”), unless the other Party has specifically invited it to do so in writing, neither Party nor any of its Affiliates or representatives acting on behalf of and at the direction of such Party or any of its Affiliates (collectively, the “Standstill Parties”) will in any manner, directly or indirectly: (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or assist or request any other Person to effect or seek, offer or propose (whether public or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the other Party; (ii) any tender or exchange offer, merger or other business combination involving the other Party; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the other Party; or (iv) any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the other Party; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act) with respect to any securities of the other Party; (c) Act in Concert with any person in relation to voting securities of the other Party; (d) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of Summit, in each case, for the purpose of effecting a Change of Control; (e) negotiate with or provide any information to any Third Party with respect to, or make any statement or proposal to any Third Party with respect to, or make any public announcement or proposal or offer whatsoever with respect to, or act as a financing source for or otherwise invest in any other Third Parties in connection with, or otherwise solicit, seek or offer to effect any transactions or actions described, or take any action which would reasonably be expected to obligate the other Party to make a public announcement regarding any of the types of matters set forth in clause (a) above; or (f) enter into any discussions or arrangements with any Third Party with respect to any of the foregoing; provided, however, [**].

14.2.	Assignment. Except as provided in this Section 14.2, this Agreement may not be assigned or otherwise transferred, nor may any right or obligation hereunder be assigned or transferred, by either Party without the written consent of the other Party. However, either Party may, without the other Party’s written consent, assign this Agreement and its rights and obligations hereunder in whole or in part to an Affiliate or to a party that acquires, by or otherwise in connection with, merger, sale of assets or otherwise, all or substantially all of the business of the assigning Party to which the subject matter of this Agreement relates. The assigning Party shall remain responsible for the performance by its assignee of this Agreement or any obligations hereunder so assigned. Any purported assignment in violation of this Section 14.2 shall be null, void and of no legal effect.

14.3.	Governing Law; Arbitration.

14.3.1.	Governing Law. This Agreement shall be construed and the respective rights of the Parties determined in accordance with the substantive Laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the law of another jurisdiction, and the patent Laws of the relevant jurisdiction without reference to any rules of conflict of laws.

14.3.2.	Arbitration. Any dispute arising out of or relating to this Agreement that has not been resolved pursuant to Section 5.4 shall be resolved through binding arbitration as follows:

(a)	A Party may submit such dispute to arbitration by notifying the other Party, in writing, of such dispute. Within thirty (30) days after receipt of such notice, the Parties shall designate in writing a single arbitrator to resolve the dispute; provided, however, that if the Parties cannot agree on an arbitrator within such thirty (30)-day period, then the arbitrator shall be selected by the Boston, Massachusetts office of the American Arbitration Association (the “AAA”). The arbitrator shall not be an Affiliate, employee, consultant, officer, director or stockholder of any Party.

(b)	Within thirty (30) days after the designation of the arbitrator, the arbitrator and the Parties shall meet, at which time the Parties shall be required to set forth in writing all disputed issues and a proposed ruling on the merits of each such issue.

(c)	The arbitrator shall set a date for a hearing, which shall be no later than forty-five (45) days after the submission of written proposals pursuant to Section 14.3.2(b), to discuss each of the issues identified by the Parties. The Parties shall have the right to be represented by counsel. Except as provided herein, the arbitration shall be governed by the Commercial Arbitration Rules of the AAA; provided, however, that the Federal Rules of Evidence shall apply with regard to the admissibility of evidence and the arbitration shall be conducted by a single arbitrator.

(d)	The arbitrator shall use his or her best efforts to rule on each disputed issue within thirty (30) days after the completion of the hearings described in Section 14.3.2(c). The determination of the arbitrator as to the resolution of any dispute shall be binding and conclusive upon all Parties. All rulings of the arbitrator shall be in writing and shall be delivered to the Parties.

(e)	The attorneys’ fees of the Parties in any arbitration, fees of the arbitrator, and costs and expenses of the arbitration shall be borne by the Parties as determined by the arbitrator.

(f)	Any arbitration pursuant to this Section 14.3.2 shall be conducted in Boston, Massachusetts, U.S. Any arbitration award may be entered in and enforced by any court of competent jurisdiction.

(g)	Nothing in this Section 14.3.2 shall be construed as limiting in any way the right of a Party to seek an injunction or other equitable relief with respect to any actual or threatened breach of this Agreement or to bring an action in aid of arbitration. Should any Party seek an injunction or other equitable relief, or bring an action in aid of arbitration, then for purposes of determining whether to grant such injunction or other equitable relief, or whether to issue any order in aid of arbitration, the dispute underlying the request for such injunction or other equitable relief, or action in aid of arbitration, may be heard by the court in which such action or proceeding is brought.

14.4.	Entire Agreement; Amendments. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof, and supersedes all previous arrangements with respect to the subject matter hereof, whether written or oral. This Agreement (including the Exhibits and Schedules hereto) may be amended, or any term hereof modified, only by a written instrument duly-executed by authorized representatives of both Parties.

14.5.

Severability. If any provision hereof should be held invalid, illegal or unenforceable in any respect in any jurisdiction, then the Parties shall substitute, by mutual consent, valid provisions for such invalid, illegal or unenforceable provisions, which valid provisions in their economic effect are sufficiently similar to the invalid, illegal or unenforceable provisions that it can be reasonably assumed that the Parties would have entered into this Agreement with such valid provisions. In case such valid provisions cannot be agreed upon, the invalid, illegal or unenforceable of one or several provisions of this Agreement shall not affect the validity of this Agreement as a whole, unless the invalid, illegal or unenforceable provisions are of such essential importance to this Agreement that it is to be reasonably assumed that the Parties would not have entered into this Agreement without such invalid, illegal or unenforceable provisions.

14.6.	Headings. The captions to the Sections hereof are not a part of this Agreement, but are merely for convenience to assist in locating and reading the several Sections hereof.

14.7.	Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.

14.8.	Interpretation. Except where the context expressly requires otherwise, (a) the use of any gender herein shall be deemed to encompass references to either or both genders, and the use of the singular shall be deemed to include the plural (and vice versa), (b) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, (c) the word “will” shall be construed to have the same meaning and effect as the word “shall,” (d) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (e) any reference herein to any Person shall be construed to include the Person’s successors and permitted assigns, (f) the words “herein”, “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (g) all references herein to Sections, Exhibits or Schedules shall be construed to refer to Sections, Exhibits or Schedules of this Agreement, and references to this Agreement include all Exhibits and Schedules hereto, (h) the word “notice” means notice in writing (whether or not specifically stated) and shall include notices, consents, approvals and other written communications contemplated under this Agreement, (i) provisions that require that a Party, the Parties or any committee hereunder “agree,” “consent” or “approve” or the like shall require that such agreement, consent or approval be specific and in writing, whether by written agreement, letter, approved minutes or otherwise (but excluding e-mail and instant messaging), (j) references to any specific law, rule or regulation, or article, section or other division thereof, shall be deemed to include the then-current amendments thereto or any replacement or successor law, rule or regulation thereof and (k) the term “or” shall be interpreted in the inclusive sense commonly associated with the term “or.”

14.9.	No Implied Waivers; Rights Cumulative. No failure on the part of Summit or Sarepta to exercise, and no delay in exercising, any right, power, remedy or privilege under this Agreement, or provided by statute or at Law or in equity or otherwise, shall impair, prejudice or constitute a waiver of any such right, power, remedy or privilege or be construed as a waiver of any breach of this Agreement or as an acquiescence therein, nor shall any single or partial exercise of any such right, power, remedy or privilege preclude any other or further exercise thereof or the exercise of any other right, power, remedy or privilege.

14.10.	Notices. All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by email, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

If to Summit, to:	85b Park Drive Milton Park, Abingdon Oxfordshire, OX14 4RY United Kingdom Attention: Chief Executive Officer Facsimile No.: +44 1235 443 999

With a copy to:	WilmerHale LLP 60 State Street Boston, MA 02109 Attention: Steven D. Barrett, Esq. Facsimile No.: (617) 526-5000

If to Sarepta, to:	Sarepta Therapeutics 215 First Street, Suite 415 Cambridge, MA 02142 Attention: General Counsel: Ty Howton Email: thowton@sarepta.com

With a copy to:	Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 Attention: David M. McIntosh Facsimile No.: (617) 235-0507

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by facsimile on a business day (or if delivered or sent on a non-business day, then on the next business day); (b) on receipt if sent by overnight courier or (c) on receipt if sent by mail.

14.11.	Compliance with Export Regulations. Neither Party shall export any technology licensed to it by the other Party under this Agreement except in compliance with U.S. export Laws and regulations.

14.12.

Force Majeure. Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent that such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, potentially including embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, floods or other acts of God. The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.

14.13.	Independent Contractors. It is expressly agreed that Summit and Sarepta shall be independent contractors and that the relationship between Summit and Sarepta shall not constitute a partnership, joint venture or agency. Summit shall not have the authority to make any statements, representations or commitments of any kind, or to take any action, that would be binding on Sarepta, without the prior written consent of Sarepta, and Sarepta shall not have the authority to make any statements, representations or commitments of any kind, or to take any action, that would be binding on Summit without the prior written consent of Summit.

14.14.	Counterparts. The Agreement may be executed in two or more counterparts, including by facsimile or PDF signature pages, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14.15.	Binding Effect; No Third Party Beneficiaries. As of the Effective Date, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and permitted assigns. Except as expressly set forth in this Agreement, no Person other than the Parties and their respective Affiliates and permitted assignees hereunder shall be deemed an intended beneficiary hereunder or have any right to enforce any obligation of this Agreement.

[THE REMAINDER OF THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SAREPTA THERAPEUTICS, INC.		SUMMIT (OXFORD) LTD

BY:	/s/ Edward M. Kaye	BY:	/s/ Glyn O. Edwards
NAME:	Edward M. Kaye, M.D.	NAME:	Glyn O. Edwards
TITLE:	President and Chief Executive Officer	TITLE:	Chief Executive Officer

[Signature Page to License and Collaboration Agreement]

EXHIBIT A

INITIAL DEVELOPMENT PLAN

SCHEDULE 1.34

EXISTING SUMMIT IN-LICENSES

University of Oxford Option Agreement

Schedule 1.64

OPTION DATA PACKAGE

Clinical

1.	[**]

2.	[**]

3.	[**]

4.	[**]

5.	[**]

Preclinical

To the extent not previously provided to Sarepta:

1.	[**]

2.	[**]

3.	[**]

Manufacturing

To the extent not previously provided to Sarepta:

1.	[**]

2.	[**]

Other

1.	[**]

2.	[**]

3.	[**]

SCHEDULE 1.89

SUMMIT PATENT RIGHTS

[**]

SCHEDULE 6.2

SUPPLY AGREEMENT TERMS

1.	Overview. The Supply Agreements for a Collaboration Compound or Licensed Product may, subject to the planned Development and Commercialization activities of the Parties hereunder, provide for the Manufacture and supply of such product in API Bulk Drug Substance, Bulk Drug Product or Finished Drug Product form (each a “Product” and collectively “Products”) on commercially reasonable terms customary to Third Party contract manufacturing organization supply agreements for pharmaceuticals that are consistent with the principles set forth below. Subject to the foregoing, Summit shall Manufacture and supply, either itself or on a subcontracted basis through a Third Party manufacturer, and Sarepta shall purchase from Summit its requirements of clinical supply of placebo and each Product in accordance with the terms of the Clinical Supply Agreement (which shall be consistent with the principles set forth in this Schedule 6.2). Subject to the foregoing, Summit shall Manufacture and supply, either itself or on a subcontracted basis through a Third Party manufacturer, commercial supply of each Product in accordance with the terms of the Commercial Supply Agreement (which shall be consistent with the principles set forth in this Schedule 6.2).

a.	“API Bulk Drug Substance” means a Collaboration Compound in bulk form manufactured for use as an active pharmaceutical ingredient.

b.	“Bulk Drug Product” means formulated API Bulk Drug Substance, in bulk form prior to filling and finishing.

c.	“Finished Drug Product” means the finished product formulation of a Licensed Product, containing API Bulk Drug Substance, filled into unit packages for final labeling and packaging, and as finally labeled and packaged in a form ready for administration.

2.	Supply of Product.

a.	Supply Obligation. Summit will supply placebo and API Bulk Drug Substance, Bulk Drug Product or Finished Drug Product, as applicable, in accordance with the Supply Agreements to be negotiated by the Parties in accordance with Section 6.2 of the Agreement and consistent with the principles set forth in this Schedule 6.2. Sarepta will purchase such placebo and Product (in the product form elected by Sarepta) exclusively from Summit or Summit’s subcontracted Third Party manufacturer (and will not obtain or otherwise purchase from any others) (i) unless a Third Party manufacturer has been established as a Second Source or Back-Up Source for Manufacture of Product, in which case Sarepta will purchase Licensed Product (in the Product form elected by Sarepta) from Summit or such Third Party manufacturer or (ii) except as set forth in the applicable Supply Agreement.

b.	Supply Price. Sarepta shall pay to Summit a per unit price with respect to supply of placebo and Product “Supply Price,” which Supply Price will be equivalent to the following:

i.	Product that Summit Does Not Manufacture Itself. Any placebo or Product manufactured by Summit’s Third Party manufacturers and supplied by Summit to Sarepta will be supplied at a price equal to [**].

ii.	Product that Summit Manufactures Itself. Any placebo or Product Manufactured by Summit and supplied to Sarepta will be supplied at a price equal to [**].

e.	Specifications. The Supply Agreements will contain agreed written specifications for the API Bulk Drug Substance, Bulk Drug Product and Finished Drug Product, as applicable, and the Clinical Supply Agreement will contain specification for placebo.

4.	Term and Termination. The term and termination provisions of each Supply Agreement shall give due consideration to the term and termination provisions of Summit’s agreements with its applicable Third Party manufacturers.

5.	Compliance, Warranties, Acceptance, Recalls, Indemnification and Limitations of Liability. The Supply Agreements will each contain terms and conditions regarding compliance with Laws (including cGMPs and the Regulatory Approvals for the applicable Product) and specifications for the applicable Product, delivery, acceptance, recalls, indemnification and limitations of liability that are customary in Third Party contract manufacturing agreements. Notwithstanding any provision of this Schedule 6.2, Summit shall not have obligations under the Clinical Supply Agreement with respect to a Collaboration Compound or Licensed Product that are greater than the applicable Third Party manufacturer’s obligations to Summit under the applicable agreement with such Third Party manufacturer for such Collaboration Compound or Licensed Product.

6.	Shortages, Inventory. The Supply Agreements will each provide that, in the event Summit or its subcontracted Third Party manufacturer is unable to supply placebo or a Product to meet the demand in the combined Summit Territory and Sarepta Territory, then it will allocate placebo or such Product between the two Territories equitably based on anticipated demand.

7.	Miscellaneous. The Supply Agreements will each contain other customary terms and provisions for agreements of their type as mutually agreed by the Parties.

SCHEDULE 9.2.3

JOINT PRESS RELEASE

Sarepta Therapeutics and Summit Enter Into Exclusive License and Collaboration Agreement for European Rights to Summit’s Utrophin Modulator Pipeline for the Treatment of Duchenne Muscular Dystrophy

•	Sarepta and Summit collaborate to advance the development of novel therapies for patients with Duchenne muscular dystrophy

•	Summit receives $40 million upfront, with potential future ezutromid-related milestone payments totalling up to $522 million plus royalties

•	Sarepta and Summit to share research and development costs

•	Sarepta also receives option for Latin American rights

Cambridge, MA, and Oxford, UK, 4 October 2016 – Sarepta Therapeutics (NASDAQ: SRPT) and Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM) today announced that they have entered into an exclusive license and collaboration agreement granting Sarepta rights in Europe, as well as in Turkey and the Commonwealth of Independent States (‘the licensed territory’), to Summit’s utrophin modulator pipeline, including its lead clinical candidate, ezutromid, for the treatment of Duchenne muscular dystrophy (‘DMD’). As part of the agreement, Sarepta also obtains an option to license Latin American rights to Summit’s utrophin modulator pipeline. Summit retains commercialization rights in all other countries.

Utrophin modulation is a potential disease-modifying treatment for all patients with the fatal muscle wasting disease DMD, regardless of their underlying dystrophin gene mutation. Ezutromid is currently in a Phase 2 proof of concept trial called PhaseOut DMD.

“This partnership with Summit Therapeutics furthers our commitment to invest in innovative approaches to treating Duchenne and supports our common goal of improving the lives of patients with DMD,” said Edward Kaye, M.D., Sarepta’s Chief Executive Officer. “Summit’s utrophin modulation technology represents a potentially promising approach to treat DMD, which may complement our current approach of exon skipping therapy.”

“Sarepta Therapeutics has paved the way in the development of disease-modifying therapies for DMD with the first FDA-approved drug in this disease area, making them a strong strategic partner to support our utrophin modulator pipeline,” commented Glyn Edwards, Chief Executive Officer of Summit. “This agreement provides us with access to Sarepta’s development, regulatory and commercialisation expertise for the continued advancement of our promising utrophin modulator pipeline. We look forward to this partnership and working together to bring great advances to patients and families living with DMD.”

Under the terms of the agreement, Summit will receive an upfront fee of $40 million. In addition, Summit will be eligible for future ezutromid related development, regulatory and sales milestone payments totalling up to $522 million, including a $22 million milestone upon the first dosing of the last patient in Summit’s PhaseOut DMD trial, and escalating royalties ranging from a low to high teens percentage of net sales in the licensed territory. Summit will also be eligible to receive development and regulatory milestones related to its next-generation utrophin modulators. Sarepta and Summit will share specified utrophin modulator-related research and development costs at a 45%/55% split, respectively, beginning in 2018. If Sarepta elects to exercise its option for Latin American rights, Summit would be entitled to additional fees, milestones and royalties.

Sarepta and Summit will host an update call for the Duchenne community on Monday, October 10 at 12:00 EDT. Details of the call can be accessed by visiting http://www.parentprojectmd.org/communitycall.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (MAR).

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Summit believes that utrophin modulation has the potential to treat all patients with DMD, regardless of the underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD. The Company’s lead utrophin modulator, ezutromid, is an orally administered, small molecule. DMD is an orphan disease, and the US Food and Drug Administration (‘FDA’) and the European Medicines Agency have granted orphan drug status to ezutromid. Orphan drugs receive a number of benefits including additional regulatory support and a period of market exclusivity following approval. In addition, ezutromid has been granted Fast Track designation and Rare Pediatric Disease designation by the FDA.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programmes focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

About Sarepta

Sarepta Therapeutics is a commercial-stage biopharmaceutical company focused on the discovery and development of unique RNA-targeted therapeutics for the treatment of rare neuromuscular diseases. The Company is primarily focused on rapidly advancing the development of its potentially disease-modifying DMD drug candidates, including EXONDYS 51, designed to skip exon 51 and approved under the accelerated approval pathway. For more information, please visit us at www.sarepta.com.

Contacts

For Sarepta Therapeutics:

Sarepta
Ian Estepan	Tel: 617-274-4052 iestepan@sarepta.com

W2O Group
Brian Reid	Tel: 212-257-6725 breid@w2ogroup.com

For Summit:

Summit
Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 Summit@consilium-comms.com

Sarepta Forward-looking Statements

This press release contains statements that are forward-looking. Any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “will,” “intends,” “potential,” “possible” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements about the terms of the license and collaboration agreement Sarepta has entered into with Summit (Oxford) LTD, including the rights, obligations and benefits of each party under the agreement such as Sarepta’s commercialization rights for certain product candidates in specified territories and Sarepta’s payments associated with those rights to Summit; the potential of ezutromid and utrophin modulation as a disease-modifying treatment for all patients with DMD regardless of their dystrophin gene mutation; the potential benefits to the parties and the DMD community resulting from the agreement; the partnership between the parties furthering their common goal of improving the lives of patients with DMD; the potential of utrophin modulation technology to complement Sarepta’s current approach of exon skipping therapy; Summit’s plans to access Sarepta’s expertise for the continued advancement of their promising utrophin modulator pipeline and working together to bring great advances to patients and families living with DMD.

These forward-looking statements involve risks and uncertainties, many of which are beyond Sarepta’s control. Known risk factors include, among others: the expected benefits and opportunities related to the license and collaboration and agreement may not be realized or may take longer to realize than expected due to challenges and uncertainties inherent in product research and development; the partnership between Sarepta and Summit may not result in any viable treatments suitable for clinical research or commercialization due to a variety of reasons including the results of future research may not be consistent with past positive results or may fail to meet regulatory approval requirements for the safety and efficacy of product candidates or may never become commercialized products due to other various reasons including any potential future inability of the parties to fulfill their commitments and obligations under the agreement, including any inability by Sarepta to fulfill its financial commitments to Summit; and even if the agreement results in commercialized products the parties may not achieve any significant revenues from the sale of such products.

Any of the foregoing risks could adversely affect Sarepta’s business, results of operations and the trading price of Sarepta’s common stock. For a detailed description of risks and uncertainties Sarepta faces, you are encouraged to review Sarepta’s 2015 Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the Securities and Exchange Commission (SEC) as well as other SEC filings made by Sarepta. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. Sarepta does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

Summit Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the potential benefits and future operation of the collaboration with

Sarepta Therapeutics, including any potential future payments thereunder, clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2016. Accordingly readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

-END-